

10012526
Received SEC
SEP - 9 2010
Washington, DC 20549

Never Better. Never Satisfied.

Dedicated to food and animal safety since 1982

NEOGEN® CORPORATION

Annual Report 2010

NEOGEN STOCK PERFORMANCE


Neogen (NEOG)
NASDAQ (IXIC)
Dow Jones (DJI)
S&P 500 (GSPC)
150%
100%
50%
0%
-50%
October 2007
April 2008
October 2008
April 2009
October 2009
April 2010

CONTENTS

FINANCIAL HIGHLIGHTS

Amounts in thousands, except per share

Years Ended May 31,	**2010**	2009	2008	2007	2006
Operations:					
Total Revenues	**$140,509**	$118,721	$102,418	$ 86,138	$ 72,433
Food Safety Sales	**76,454**	61,025	57,664	47,165	34,922
Animal Safety Sales	**64,055**	57,696	44,754	38,973	37,511
Operating Income	**26,879**	20,488	18,019	13,504	10,805
Net Income	**$ 17,521**	$ 13,874	$ 12,098	$ 9,125	$ 7,029
Basic Net Income Per Share*	**$ .78**	$ .63	$ .56	$ .44	$ .38
Diluted Net Income Per Share*	**$ .76**	$ .61	$ .54	$ .43	$ .37
Average Diluted Shares Outstanding*	**23,091**	22,587	22,499	21,243	19,029

*Restated for the years 2006–2009

TOTAL REVENUES
Dollars in thousands



$150,000
120,000
90,000
60,000
30,000
15,000
0
2006
2007
2008
2009
2010

NET INCOME
Dollars in thousands



$18,000
16,000
14,000
12,000
10,000
8,000
0
2006
2007
2008
2009
2010

TOTAL ASSETS
Dollars in thousands



$200,000
180,000
160,000
140,000
120,000
100,000
0
2006
2007
2008
2009
2010

In thousands

May 31,	**2010**	2009	2008	2007	2006
Financial Strength:					
Cash and Cash Equivalents	**$ 22,806**	$ 13,842	$ 14,270	$ 13,424	$ 1,959
Working Capital	**68,987**	62,520	54,495	41,060	26,252
Total Assets	**180,233**	142,176	126,357	105,284	88,290
Long-Term Debt	**–**	–	–	–	9,955
Stockholders' Equity	**153,053**	128,679	111,248	91,945	65,424

A Message from Management

To Our Stockholders, Employees, and Friends:

The 2010 fiscal year was another of those "never better" years for Neogen as we set new records for revenues, earnings, cash flow, synergistic acquisitions, and stock value. The year also leaves us convinced that Neogen's opportunities to continue providing food and animal safety solutions have never been richer.

Credit for the year's accomplishments should go to Neogen's more than 600 dedicated employees, who found ways to continue our growth despite perhaps the toughest financial times to face our markets in 50 years.

Continued Strong Growth

Revenues for the year increased 18% to $140.5 million. Even more noteworthy is the year's net income results, which increased 26% to $17.5 million, or to $0.76 per share compared to $0.61 a year ago.

The year also marked a continuation of our performance consistency as the fourth quarter was the 69th consecutive profitable quarter from operations and the 73rd of the past 78 to show revenue increases over the prior year—a record spanning over 19 years.

The exceptional 31% increase in operating profit compared to 18% revenue increase shows Neogen's cost-saving initiatives and greater economies of scale continue to provide increased shareholder return. This year's operating income of over 19% of sales edged us closer to our goal of maintaining a 20% operating profit.

Strong Cash Flow

Our balance sheet continued to strengthen as we finished the year with $22.8 million in cash, up $9 million from FY '09—even though we made two acquisitions with available cash in the year. Also noteworthy was a 19% increase in shareholder equity at year-end as compared to the prior year.

Both Divisions Solid

Our Food Safety Division enjoyed a broad-based revenue increase of 25% compared to the prior year and total revenues reaching $76.5 million. Only 3% of this division's growth was non-organic, coming as a result of a mid-year acquisition. Cool, wet weather across part of the U.S. corn belt also led to increased demand for Neogen's tests to detect mycotoxins.

Revenues from the Animal Safety Division grew 11% compared to the prior year to $64 million, even though a majority of its customers continued to feel the effects of the depressed protein market and tough worldwide financial situation.

Growth Strategy Continues

Neogen continued to utilize its proven four-point growth strategy to achieve its FY '10 results. Market share gain, new product introduction, synergistic acquisitions, and international growth all played a role in our outstanding year.

A number of new products or product improvements were introduced during FY '10. Investment in R&D activities increased $1.7 million as compared to the prior year, but it is at still less than 4.5% of revenues. Although some of the results of this 37% increase aided FY '10 results, most of the impact will not be felt until FY '11 and beyond.

Acquisition Strategy Continues

A second facet of Neogen's continued growth has been its ability to identify and successfully integrate synergistic businesses. Over the past 10 years, Neogen has made 18 acquisitions, all of which have been truly synergistic to our business and continue to add to both revenue and profit growth.

In December, Neogen acquired the BioKits food safety product line from GenProbe, Inc., which had a number of food allergy tests not offered by Neogen. The acquisition also gave us an attractive line of meat speciation tests used primarily to prevent economic adulteration. Based in Deeside, Wales, the company had good market positions in several European countries that now add to our Scotland-based Neogen Europe operations. We have now essentially integrated the BioKits operations by moving most of the manufacturing to Neogen's Michigan-based operations and the remainder to Scotland. The Wales operation has been closed.

In April, we acquired the outstanding shares of GeneSeek, Inc. of Lincoln, Neb., the leading commercial agricultural genetics laboratory in the U.S. GeneSeek's customers include many of the world's largest animal and plant breeders and animal health companies. This acquisition considerably added to our genomic capability, and is expected to speed the development of food and animal diagnostic tests and intervention tools.

International Growth Continues

With currency translations neutral year over year, Neogen continued its international growth with 40% of revenues derived from sources outside the U.S. Our Neogen Europe subsidiary recorded revenue increases of 24% as compared to the prior year. Its revenue growth was broad-based throughout European Union countries, with a good mix of food safety diagnostic products.

Our Mexico-based operations, Neogen Latinoamérica, continued to gain traction, and its food and animal safety revenues will continue to be an important part of our international growth. Sales of our cleaners, disinfectants, and rodenticides showed strength in Mexico, Central and South America.

Though it has taken us a bit longer to obtain the registrations required for our Neogen do Brazil operations, these requirements are in place and that operation should be poised for nice growth in the coming year.

Market Growth Strong

The fourth segment of our growth strategy is to keep pace with the worldwide food and animal safety market growth, while increasing our market share. Growth in markets and market share accounted for most of our FY '10 growth.

As the worldwide demand for increased production of quality food continues, food safety concerns from inside the farm gate to the dinner plate become a greater challenge. This has caused many of our markets to increase despite the financial circumstances faced by many of our customers. Our distribution into 118 countries last year has put us in a position to help solve food and animal safety problems wherever they might arise.



Lon Bohannon and James Herbert

Performance Was Rewarded

Neogen's performance during the past year did not go unheeded as our share price continued to increase. A 3-for-2 stock split in December rewarded loyal long-term investors, allowing them to convert the added shares into a nice cash dividend or to hold for growth. In fact, the share price increased over 25% in the seven months following the split.

During the year, Fortune Magazine once again named Neogen as one of the 100 fastest growing small public companies in America, and also named us to its prestigious list of one of the "40 stocks to retire on". Forbes again named Neogen one of America's best small public companies—for the eighth time in 10 years.


OPERATING INCOME
Dollars in thousands
$30,000
25,000
20,000
15,000
10,000
5,000
0
2006
2007
2008
2009
2010

Never Satisfied

Economists forecast that the world will need 30% more food by 2025. These demands for increasing food supply, while reducing costs, will require larger production and processing facilities. This means a larger concentration of animals in small areas, bigger and higher speed processing plants, and faster distribution systems. All of these demands increase the likelihood of food safety problems.

Regulatory requirements and intervention are being stepped up around the world. As an example, the U.S. now requires that most egg-producing chickens be tested repeatedly for *Salmonella*—only the second food product in our history to have mandated testing, the other being milk. A similar requirement is beginning to develop as the USDA issued draft guidelines for controlling *E. coli* on the farm, and the USDA is also now proposing the first-ever standards for *Campylobacter* contamination in poultry.

A number of similar activities are taking place in most of the world's developed regions, particularly in the European Union. For example, more pressure is being placed to keep drug residues out of meat and milk products because of concerns about antibiotic-resistant bacteria.

We have new products in the R&D pipeline that should address many new concerns. At the same time, expansion of our sales and marketing efforts should allow us to make market share gains. Our balance sheet continues strong with significant cash, no borrowing, and unused bank lines of credit. This should allow us to continue to take advantage of acquisition opportunities as they are identified.

We believe the title of this Annual Report summarizes both the year we just completed, as well as the year ahead: ***Never Better, Never Satisfied***.


STOCKHOLDERS' EQUITY
Dollars in thousands
$160,000
130,000
100,000
70,000
40,000
10,000
0
2006
2007
2008
2009
2010

James L. Herbert
Chairman and CEO

Lon M. Bohannon
President and COO



Never Better. **Never Satisfied.**

Seemingly lost in the abundance of bad news about the global food supply is the amazing success of the world's food producers, processors, and distributors. Although the world's population has more than doubled in the last 50 years, the world's food production has more than kept pace. Today, even with a population approaching 7 billion, the quantity, quality and nutritional value of food available to the inhabitants of our planet continues to improve year in and year out.





Grain producers have escalated their production through use of advancements in crop irrigation, pest control, genetics, fertilization, harvesting, storage and transportation. The advancements in the grain industry have led directly to more plentiful, less-expensive grain-based foods, superior value animal protein products that rely heavily on grain-based feeds, and a large new ethanol fuel industry. Animal protein producers have utilized similarly impressive advancements to dramatically increase the quantity and quality of their products.

By almost every objective, quantifiable measure, the world's available food supply has never been better.

But, the global food industry cannot be satisfied. Rising populations and diminishing natural resources point to difficult days ahead for sustaining the level of food production growth needed to nourish future generations. Highly efficient modern food production facilities can also increase the potential for outbreaks of foodborne diseases of a magnitude not previously possible.

To address the growing concerns, numerous food safety and animal safety initiatives have been undertaken by such organizations as the U.S. Food and Drug Administration (FDA), U.S. Department of Agriculture (USDA), European Food Safety Authority (EFSA), Health Canada, and the World Health Organization (WHO).

In the United States, the current administration is now considering how to upgrade the U.S. food safety system to address the considerable challenges that lie ahead. In summarizing the prevention-based approach to food safety now under consideration, the Secretary of Health and Human Services said: "Our farm-to-table prevention approach acknowledges the complexity and diversity of all the people and organizations involved in food production."

Neogen's ability to support the food industry has never been better, but like the industries it serves, Neogen can't afford to be satisfied. The increasingly plentiful and higher quality food supply needed by future generations will require more, and better, food and animal safety solutions.

Neogen's expanding capabilities to provide unique solutions for the food production and processing industries have never been better and now include:





Neogen Corporation's food and animal safety mission, which was first developed 28 years ago, is built on an understanding of the complexity and diversity of everything involved in addressing food safety from inside the farm gate to the food plate.

Detecting Food Allergens

Neogen's December 2009 acquisition of BioKits food allergen test kits added to the company's already market-leading position for rapid and accurate food allergen diagnostics. The BioKits business added new food allergen tests to Neogen's existing product line as well as a new user-friendly format that has been well received by existing customers.

Neogen now offers screening and quantitative food allergen test kits to detect almond, egg, gliadin/gluten, hazelnut, casein, milk, mustard, peanut, sesame, shellfish, soy, lupine, and walnut residues.



Reveal® 3-D allergen tests (formerly BioKits RAPID tests)

Since their introduction in 1998, Neogen's rapid tests for food allergens have set the standard for simple and quick detection of these potentially dangerous residues. Unfortunately, the unintentional inclusion of food allergens into non-allergenic foods remains a leading cause of food recalls and millions of food allergic people worldwide face dire consequences should they accidentally ingest a food allergen residue.

Detecting Mycotoxins

Neogen's comprehensive line of tests for mycotoxins in grains and animal feeds help protect the health of poultry, swine, and dairy cattle—and the quality and safety of the food products derived from numerous commodity grains. Mycotoxins have been shown to have long-term adverse health effects in humans, and can kill livestock and pets if ingested in sufficient quantities.

The company now offers tests for six mycotoxins in several different formats, including incredibly easy tests that function like home pregnancy stick tests, and can deliver definitive, easy-to-interpret results in as little as five minutes. The almost immediate results provide grain elevator staff, and quality control personnel in the food and feed industries with the solution they need to help prevent contaminated ingredients from entering the food chain.

Outbreaks in recent years, including a large outbreak of vomitoxin (DON) in the 2009 U.S. corn crop, show that testing for mycotoxins remains as important as ever, and that Neogen stands as ready as ever to deliver the leading testing products and expertise needed by grain producers and processors.



Reveal® for DON SQ

Detecting Drug Residues

A May 2009 acquisition of International Diagnostic Systems Corp. (IDS) bolstered Neogen's offerings of test kits to detect drug residues in food and animal feed, and to detect drugs in forensic and eventing animal applications.

Neogen remains a worldwide leader in providing rapid drug residue tests to protect the integrity of animal racing, and ensure the safety of meat and milk products. Neogen now has a vast array of drug residue tests used in food and animal safety markets, and also for certain research and forensic applications.

Neogen expanded its line of products developed for the worldwide dairy industry to include the quickest single test available to simultaneously detect beta-lactam and tetracycline antibiotic residues in milk—BetaStar® Combo. As the use of both tetracycline and beta-lactam antibiotics for the management of infections in dairy herds has grown in certain regions of the world, so has the need for a single test to simultaneously detect both groups of antibiotics.


Beta Star Combo
25 Tests
NEOGEN

BetaStar® Combo kit

Neogen has a number of ongoing projects aimed at developing new tests to detect drug residues in food and animal safety applications throughout the world.

Detecting Foodborne Pathogens

Neogen's tests for dangerous bacteria, including *E. coli* O157:H7, *Salmonella*, and *Listeria*, provide speed and accuracy in simple to use formats for end users. Neogen's tests and dedicated staff of support microbiologists help food producers protect their brands, and reputation, from possibly the biggest risk they face in the marketplace—shipping products tainted with a life-threatening organism.

Regulatory requirements and intervention are increasing in the U.S. and around the world to minimize the risks from foodborne pathogens. As an example, a new rule concerning *Salmonella* contamination in eggs recently went into effect in the U.S. If a sample of shell eggs test positive for *Salmonella enteriditis*, all eggs from the production facility must be broken and pasteurized to kill any *Salmonella* organisms before they may be legally marketed.

Regulatory agencies worldwide are also studying and proposing new guidelines to further protect consumers from food contaminated with dangerous pathogens, including actions being taken to test for additional pathogenic strains of *E. coli*, and the first-ever standards for *Campylobacter* contamination in poultry.

Neogen has active research and development programs working in the area of pathogen detection, while its Acumedia® dehydrated culture media subsidiary is on the forefront of developing and optimizing growth media for microorganisms. The company's Center for Microbiological Excellence near its corporate headquarters facilitates research and technical support for its microorganism product lines.







Neogen has a number of ongoing projects aimed at developing new tests to detect drug residues in food and animal safety applications throughout the world.



Detecting Spoilage Organisms

While product contaminated with spoilage organisms, such as yeast and mold, do not carry consequences of the severity of pathogen contamination, spoilage organisms can drastically shorten product shelf-lives, and produce a variety of unwanted effects.



Soleris® test vials

Neogen's Soleris® technology is now used by hundreds of the world's largest food and nutraceutical manufacturers to detect spoilage organisms in a fraction of the time needed for traditional testing methods. For example, testers using Soleris can measure a sample's yeast and mold count in as little as 60 hours, compared to the five days for conventional methods.

The Soleris technology provides industry an economic value added solution to help producers supply quality products more quickly and efficiently than can be done with alternative test methods. Neogen is investing additional research funds in develop of new tests for the unique and proprietary Soleris technology.

Sanitation Monitoring

Neogen's October 2009 release of an improved version of its already popular AccuPoint® ATP Sanitation Monitoring System provided an even more valuable tool to monitor the effectiveness of the sanitation programs for producers and processors in many different market segments.



The new AccuPoint® 2 Sanitation Monitoring System

ATP (adenosine triphosphate) sanitation monitoring systems have evolved into the current "gold standard" for food and beverage production facilities to monitor their sanitation efforts. Using an ATP system is an easy and quick gauge of a facility's cleanliness, and is









GeneSeek's Agrigenomic services offer cost-effective genotyping and analysis.





easily customized for the specific equipment, people, product, and processes used in any food facility.

The simplicity of Neogen's ATP monitoring system makes it a valuable tool throughout the food industry, including food service providers, caterers and grocery delis, and manufacturers of soft drinks and bottled water.

Using Genomics to Further Food and Animal Safety

Neogen added to its genomic capability through its April 2010 acquisition of GeneSeek, the leading commercial agricultural genetics laboratory in the United States.

GeneSeek employs cutting-edge technology in the area of genomics. The technology utilizes high-resolution DNA genotyping for identity and trait analysis of a variety of important animal and agricultural plant species through the use of single nucleotide polymorphism discovery and analysis. GeneSeek helps its customers speed genetic improvement efforts, as well as identify economically important diseases inside the farm gate.

GeneSeek is not involved in cloning or the development of transgenic animals. Instead, the results of its technology allow the acceleration of natural selection through selective breeding of traits such as disease resistance and meat quality.

Combining the capabilities of Neogen and GeneSeek is expected to speed the development of food and animal safety diagnostic tests, as well as speed the development of novel intervention tools to help solve existing and emerging food and animal safety problems.

Controlling Rodents

Neogen's broad-based food and animal safety mission was built with the understanding that otherwise wholesome food and feed supplies face numerous safety challenges while still in the field or inside the farm gate, and during every step of its way to the consumer.

Neogen's recent introduction of its fifth rodenticide compound, Di-Kill™, added to its arrays of effective products to control rats and mice in and around buildings, and grain storage facilities. The new rodenticide can be used independently, or as part of Neogen's rotational baiting program to maximize its effectiveness by systematically varying the rodenticide offered to rodents.

Despite man's best efforts, rats and mice remain a serious threat to the quantity and quality of food and feedstuffs, and are common vectors in the spread of disease. Neogen's proven line of rodenticides is used for effective control of rodent infestations and is often a critical component of food safety inside the farm gate.

Producing Precision Veterinary Products

Today's multi-national producers of poultry and livestock produce animals on a much larger scale than ever before to help satisfy increasing demand. Neogen's Ideal® Instruments subsidiary, founded in 1931, maintains a leadership role in the development of precision veterinary drug delivery instruments to help minimize drug residues that might otherwise find their way into meat and milk supplies. Neogen's line of patented detectable needles greatly lessen the chance that a broken needle would ever arrive at the dinner table in a roast, or similar thick cut of beef or pork.





Neogen's animal safety efforts extend to both sides of the farm gate with safety solutions for performance and companion animals. The company manufactures and markets pharmaceuticals, vaccines, and diagnostic products to the worldwide animal safety market. The company's equine health products include EqStim®, a proven, safe immunostimulant, being used to boost the immune response of horses to help combat respiratory ailments. Neogen's BotVax® B has protected thousands of horses against *Clostridium botulinum* type B.


Ideal

Detectable D3 Needles™

Controlling Animal Disease


Havoc XT
Ramik

Neogen offers a comprehensive line of rodenticides, disinfectants and cleaners.

High quality meat, poultry and dairy products require healthy livestock herds and flocks. To provide consumers the best meat, poultry and dairy products possible, producers have improved animal management practices, and included veterinary supplements, electrolytes, and vitamins to the diets of animals. Healthy animals require less medication and are more resistant to disease. Neogen's disinfectants and veterinary topicals also play a significant role in improving both animal and food safety.

Neogen's disinfectants and cleaners broaden the company's comprehensive list of preventative products for animal producers and veterinary clinics. Especially in light of pork, turkey, chicken, and dairy production units becoming larger throughout the world, stopping a bacterial, viral, or fungal outbreak before it can start is critical.

Satisfying the global demand for food in years to come will require enhanced animal safety inside the farm gate, increased agricultural output, and improved food safety and security every step of the way from farm to fork.

The food industry's ability to produce safe and plentiful food, and Neogen's ability to support the food industry with unique solutions for food and animal safety, has never been better. But, like the industry it serves, Neogen is not content to rest on its laurels and be satisfied with its success.

Neogen stands ready to help satisfy the increasing demand for food with more, and better, food and animal safety solutions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations contains both historical financial information and forward-looking statements. Neogen Corporation management does not provide forecasts of future financial performance. While management is optimistic about the Company's long-term prospects, historical financial information may not be indicative of future financial results.

Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors, including competition, recruitment and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation and other risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission, that could cause Neogen Corporation's results to differ materially from those indicated by such forward-looking statements, including those detailed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition, any forward-looking statements represent management's views only as of the day this Report on Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While management may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its views change.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including those related to receivable allowances, inventories and intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies reflect management's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which is generally at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Accounts Receivable Allowance

Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information, such as changes in customer credit and general credit conditions. Actual collections can differ from historical experience, and if economic or business conditions deteriorate significantly, adjustments to these reserves could be required.

Inventory

A reserve for obsolescence is established based on an analysis of the inventory taking into account the current condition of the asset as well as other known facts and future plans. The amount of reserve required to record inventory at lower of cost or market may be adjusted as conditions change. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Goodwill and Other Intangible Assets

Management assesses goodwill and other non-amortizable intangible assets for possible impairment on no less often than an annual basis. This test was performed in the fourth quarter of fiscal 2010 and it was determined that no impairment exists. There was also no impairment indicated for 2009 or 2008. In the event of changes in circumstances that indicate the carrying value of these assets may not be recoverable, management will make an assessment at any time. Factors that could cause an impairment review to take place would include:

- Significant underperformance relative to expected historical or projected future operating results.
- Significant changes in the use of acquired assets or strategy of the Company.
- Significant negative industry or economic trends.

When management determines that the carrying value of definite-lived intangible assets may not be recoverable based on the existence of one or more of the above indicators of impairment, the carrying value of the definitive-lived intangible assets are compared to their value determined by using undiscounted future cash flows. If the carrying amounts of these assets are greater than the amount of undiscounted future cash flows expected to be generated by the assets, such assets are reduced to their estimated fair value.

Equity Compensation Plans

ASC 718 - Compensation – Stock Compensation, (ASC 718) requires that stock options awarded to employees and shares of stock awarded to employees under certain stock purchase plans are recognized as compensation expense based on their fair value at grant date. The fair market value of options granted under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model using assumptions for inputs such as interest rates, expected dividends, volatility measures and specific employee exercise behavior patterns based on statistical data. Some of the inputs used are not market-observable and have to be estimated or derived from available data. Use of different estimates would produce different option values, which in turn would result in higher or lower compensation expense recognized.

To value options, several recognized valuation models exist. None of these models can be singled out as being the best or most correct one. The model applied is able to handle some of the specific features included in the options granted, which is the reason for its use. If a different model were used, the option values would differ despite using the same inputs. Accordingly, using different assumptions coupled with using a different valuation model could have a significant impact on the fair value of employee stock options. Fair value could be either higher or lower than the ones produced by the model applied and the inputs used.

Business Combinations

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date with respect to the valuation of intangible assets and the determination of the acquisition date fair value of liabilities arising from contingent consideration. Further, contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date until the contingency is resolved. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets and contingent consideration liabilities we have acquired include but are not limited to:

- Future expected cash flows from sales, other customer contracts and acquired developed technologies and patents;
- The acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio; and
- Discount rates.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

RESULTS OF OPERATIONS

Executive Overview

For the 2010 fiscal year the Company reported an 18% increase in revenues as compared to the prior fiscal year and a continuation of its record of profitability. Revenues for 2010 were $140,509,000, up from $118,721,000. Net income per share was $0.76 in 2010, compared to $0.61 in the prior year, adjusted for the stock split that took place in December 2009. Both revenues and net income for the 2010 year established new all-time highs. These results came in a very difficult business environment. The Company's business has shown continued resilience to the economic conditions and despite the worldwide turmoil in economic and currency markets, the Company's percentage of sales from customers outside the United States approached 40% of total revenues. Cash flow from operations for 2010 improved to $28 million, as the Company has implemented procedures and systems to better manage inventory and other current asset levels.

Neogen Europe recorded a 24% revenue gain, following a 26% gain in 2009. Two acquisitions were completed during the year that should be synergistic to the existing product offerings. The BioKits acquisition pushed the food allergen product line to another outstanding growth year, with increasing sales by more than 50%. The GeneSeek acquisition made late in the fiscal year is expected to have a positive impact on future revenues as revenues of GeneSeek were approximately $12 million in the twelve months before purchase.

Consolidated gross margins increased 200 basis points in 2010 to 52% due to product mix and cost containment. Operating expenses as a percentage of revenues remained unchanged from 2009 at 33% but operating margins increased as a result of improved gross margins.

The Company's financial performance continued to gain increased notice in the investment community in the past year. It continued its inclusion in the Russell 2000 Index, and was named to the Standard and Poor's 600 Healthcare Index, Fortune's "40 Stocks to Retire On", Fortune's Small Business 100, and to Forbes Magazine's annual list of the 200 Best Small Companies in America, for the fifth consecutive year and eighth time in the last 10 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVENUES

	Twelve Months Ended				
(In thousands)	**May 31, 2010**	Increase/ (Decrease)	May 31, 2009	Increase/ (Decrease)	May 31, 2008
Food Safety:					
Natural Toxins, Allergens and Drug Residues	**$ 39,338**	28%	$ 30,667	6%	$ 29,036
Bacterial and General Sanitation	**19,545**	5%	18,539	10%	16,866
Dry Culture Media and Other	**17,571**	49%	11,819	1%	11,762
	76,454	25%	61,025	6%	57,664
Animal Safety:					
Life Sciences and Other	**8,998**	57%	5,730	3%	5,567
Vaccine	**2,329**	6%	2,207	-	2,197
Rodenticides and Disinfectants	**24,160**	18%	20,491	99%	10,318
Veterinary Instruments and Other	**28,568**	(2%)	29,268	10%	26,672
	64,055	11%	57,696	29%	44,754
Total Revenues	**$ 140,509**	18%	$ 118,721	16%	$ 102,418

Year Ended May 31, 2010 Compared to Year Ended May 31, 2009

The Company's Food Safety segment recorded a broad-based 2010 revenue increase of 25% to $76,454,000. Organic sales growth for this segment was 22% in the year ended May 31, 2010.

The increase in Natural Toxins, Allergens and Drug Residues resulted from strong organic sales and the contributions of the BioKits food allergen product line that was acquired in December 2009. The allergen product line had another outstanding year of growth, with sales increasing by 57%. The dramatic increase in sales of each of Neogen's allergen tests is attributable to the aforementioned acquisition and to food producers increasing efforts to ensure that inadvertent allergenic ingredients do not contaminate non-allergenic foods. Sales of Food Safety's oldest product line, its rapid tests to detect natural toxins in grain, also saw significant improvement for the year, as tests for aflatoxin and deoxynivalenol (DON) improved by 40% compared to the prior year. Cool wet weather combined with an early frost experienced in the U.S. corn belt in 2009, led to sharp increases in demand for tests to detect these toxins. However, continued worldwide interest in toxin levels in human food and animal feed has positively affected sales. Dollar sales of tests to detect drug residues increased by 24% from the prior year, as worldwide concern continued to increase.

Bacterial and General Sanitation sales had a good year despite several products that require the customer to make a capital investment, including AccuPoint® readers and Soleris® microbial detection instruments. Sales of these products slowed in 2009 and in 2010 due to the impact of the economic downturn. However, sales of associated disposable AccuPoint samplers and Soleris vials continued strong growth—providing evidence of the continued use and acceptance of these unique Food Safety products.

Dry Culture Media and Other increased significantly during the year as a result of the continued efforts of the sales and marketing staff in executing their sales plan and in gaining and re-gaining new customers.

Revenues from the Company's Animal Safety segment grew 11% in 2010 compared to the prior year. The successful integration of the acquired DuPont line of disinfectants and cleaners, IDS drug residue diagnostics and GeneSeek, contributed significantly to Animal Safety's revenue growth for the year. Organic growth was 4% in a very difficult overall market.

Life Sciences and Other sales increased by 57% in 2010, primarily due to the successful integration of the IDS product line acquired in May 2009 and the GeneSeek acquisition in April 2010. Organic sales increases of the Life Sciences and Other products were limited as customers were affected by the economic downturn.

Sales of Neogen's veterinary biologics, which include an equine vaccine against botulism and immune stimulant products were up 6% for the year. Sales of vitamin injectibles into the livestock market were up 13% over the prior year. Evidence of the synergistic nature of the IDS diagnostic tests to pre-existing Neogen products was shown as we experienced an 18% increase in 2010 in same-store sales of tests to detect drug residues for the forensic market.

Even though a number of the Animal Safety customers continue to feel the effects of a depressed animal protein market, this division did experience strong increases in sales of a number of products. Sales of rodenticides into domestic markets increased 27% on a year over year basis. Sales into international markets of the same products increased 25%, as Neogen continues to grow its market share and new products gain market acceptance. Sales of Neogen's line of cleaners and disinfectants also grew 10% in the year. The Company's efforts to market its products as synergistic biosecurity solutions are gaining more traction.

Veterinary Instruments and Other sales decreased by 2% in 2010 in comparison with 2009 as many of these products are ultimately used by customers involved in the production of animal protein. This group of customers has been especially hit hard by the economic recession.

Year Ended May 31, 2009 Compared to Year Ended May 31, 2008

In 2009, sales of Natural Toxins, Allergens and Drug Residues increased by 6% in comparison with FY 2008. Increases from allergen product lines were in excess of 40% and were the result of increased efforts by food producers to ensure that inadvertent allergenic ingredients do not contaminate non-allergen foods. Bacterial and General Sanitation products increased by 10% in FY 2009, as the AccuPoint ATP general sanitation test continued to gain momentum, domestically and internationally.

Dry Culture Media and Other sales increased by 1% in FY 2009 as compared with FY 2008, as the Company focused their efforts on customer service following a large increase in the prior year.

Within the Animal Safety segment, sales of Life Sciences and Other Products increased by 3% in 2009 in comparison with 2008. Increases in 2009 were due to new direct international customers and instrument placements for forensic customers, sales of substrates and diagnostic research kits. Many of products in this category are sold into the worldwide eventing animal industry. These customers have been highly affected by the economic downturn. Vaccine sales remained unchanged for the year due to the timing of purchases by key domestic and international distributor purchasers.

Sales of Hacco rodenticides and disinfectants increased by 99% in 2009, primarily based on the successful acquisition and integration of the DuPont product lines.

Veterinary Instruments and Other sales increases were broad based in 2009 and included significant contributions in the disposables product lines, experiencing large increases in the retail and integrator markets.

COST OF GOODS SOLD

(In thousands)	**2010**	**Increase**	2009	Increase	2008
Cost of Goods Sold	**$ 67,534**	**14%**	$ 59,288	21%	$ 49,185

Cost of goods sold increased by 14% in 2010 and by 21% in 2009 in comparison with the prior year. This compares against a 18% and 16% increase in revenues in 2010 and in 2009. Expressed as a percentage of revenues, cost of goods sold was 48%, 50% and 48% in 2010, 2009, and 2008 respectively. 2010 margins increased as a result of favorable product mix and cost containment.

Food Safety gross margins were 64%, 63% and 63% in 2010, 2009 and 2008, respectively. Changes in margins between periods relate primarily to changes in product mix. Margins improved from 2009 from the effects of efficiencies resulting from investments in manufacturing facilities and equipment.

Animal Safety gross margins were 38%, 37% and 38% in 2010, 2009 and 2008, respectively. Changes in margins between periods relate primarily to product mix.

OPERATING EXPENSES

(In thousands)	**2010**	**Increase**	2009	Increase	2008
Sales and Marketing	**$ 26,350**	**15%**	$ 22,906	11%	$ 20,648
General and Administrative	**13,488**	**17%**	11,484	5%	10,927
Research and Development	**6,258**	**37%**	4,555	25%	3,639

Sales and marketing expense categories increased by 15% in 2010 and by 11% in 2009 as compared with the prior year. As a percentage of sales, sales and marketing expense remained at 19% in 2010 as compared to 19% in 2009 and 20% in 2008. Management plans to continue to expand the Company's sales and marketing efforts both domestically and internationally and currently expects related expenses to remain approximately 20% as expressed as a percentage of sales.

General and administrative expenses increased by 17% in 2010 and by 5% in 2009. These expenses have decreased from 11% to 10%, as a percentage of sales, over the past three fiscal years. Dollar increases in 2010 and 2009 resulted primarily from the acquisitions as well as due to increased levels of operations and added amortization related to businesses acquired. Percent decreases resulted from the fixed nature of many of these expenses.

Research and development expenses increased by 37% in 2010 and 25% in 2009 in comparison with 2009 and 2008. As a percentage of revenue these expenses were 4% in each of the years ended May 31, 2010, 2009 and 2008, respectively. Although some fluctuation in research and development expenses will occur, management expects research and development expenses to approximate 4-6% of revenues over time. These expenses approximate 8% to 10% of revenues from products and product lines that are supported by research and development. Certain Company products require relatively less investment in research and development expenses.

OPERATING INCOME

(In thousands)	2010	Increase	2009	Increase	2008
Operating Income	**$ 26,879**	**31%**	$ 20,488	14%	$ 18,019

During fiscal year 2010 and 2009, the Company's operating income increased by 31% and 14% as compared to the respective prior year. As a percentage of revenues it was 19%, 17% and 18% in 2010, 2009 and 2008 respectively. The Company has been successful in improving its operating income in 2010 and 2009 from revenue and gross margin growth from existing products and acquisitions and from control of distribution and administrative costs.

OTHER INCOME (NET)

(In thousands)	2010	(Decrease)	2009	Increase	2008
Other Income – Interest and Other (Net)	**$ 442**	**(61%)**	$ 1,136	137%	$ 479

Other income decreased by 61% in comparison with 2009 and increased by 137% in 2009 in comparison with 2008. Interest income is a result of the Company's increase in cash and cash equivalent cash position in the periods offset by decreased interest rates. The Company follows a very conservative investment philosophy that in the current market results in rates of less than 1%. Investment earnings were $81,000 in 2010, $258,000 in fiscal 2009 and $442,000 in 2008. In 2010 and in 2009 other income also included $181,000 and $429,000 in royalty income and $80,000 in 2010 and $355,000 in 2009 of gains from foreign currency transactions. In general no such other income was earned in 2008.

FEDERAL AND STATE INCOME TAXES

(In thousands)	2010	Increase	2009	Increase	2008
Federal and State Income Taxes	**$ 9,800**	**26%**	$ 7,750	21%	$ 6,400

Expressed as a percentage of income before tax, the tax provision was 36% in 2010, 36% in 2009 and 35% in 2008. Fluctuations in the tax rate is the result from an increase of the Company's federal tax rate to 35%, the localities where income is earned in any year and tax credits. Other than rate, the increase in the tax provision is primarily a function of the increase in pre-tax income of the Company.

NET INCOME AND NET INCOME PER SHARE

(In thousands, except per share)	2010	Increase	2009	Increase	2008
Net Income	**$ 17,521**	**26%**	$ 13,874	15%	$ 12,098
Net Income Per Share - Basic	**$ .78**		$ .63		$ .56
Net Income Per Share - Diluted	**$ .76**		$ .61		$ .54

Net income and net income per share increased by 26% in 2010 and 15% in 2009 in comparison with the prior years. As a percentage of revenue, net income was 12%, in each year. All of the above factors contributed to the increase in net income.

FUTURE OPERATING RESULTS

Neogen Corporation's future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this report. Management's ability to grow the business in the future depends upon its ability to successfully implement various strategies, including:

- Developing, manufacturing and marketing new products with new features and capabilities;
- Expanding the Company's markets by fostering increased use of Company products by customers;
- Maintaining gross and net operating margins in changing cost environments;
- Strengthening sales and marketing activities in geographies outside of the U.S.;

- Developing and implementing new technology development strategies; and
- Identifying and completing acquisitions that enhance existing businesses or create new business areas.

FINANCIAL CONDITION AND LIQUIDITY

On May 31, 2010, the Company had $22,806,000 in cash and cash equivalents, working capital of $68,987,000 and stockholders' equity of $153,053,000. In addition to cash and cash equivalents, a bank line with unused borrowings of $10,000,000 was available to support ongoing operations or to make acquisitions.

Cash and cash equivalents increased $8,964,000 during 2010. Cash provided from operations was $27,988,000 and stock option exercise proceeds provided an additional $5,900,000 of cash. Additions to property and equipment and other non-current assets used cash of $5,431,000.

Accounts receivable increased $4,070,000 or 17% when compared to May 31, 2009. This resulted from increased sales, as a result of organic sales growth and acquisitions offset by some decrease of average days outstanding. These accounts are being actively managed and no losses thereon in excess of amounts reserved are currently expected. Days sales outstanding decreased from 60 days at May 31, 2009 to 59 days at May 31, 2010.

Inventory levels decreased by less than 1% or $47,000 in 2010 as compared to 2009. Despite higher levels of sales and acquisitions, management was able to maintain a program to decrease inventory on hand while supplying the customers with shipments within 48 hours of placing an order. The Company continued programs aimed at reducing inventory and expects to continue those programs into the future.

The Company has no construction in progress and facilities are generally believed to be adequate to support existing operations in the short run.

Neogen has been profitable from operations for its last 69 quarters and has generated positive cash flow from operations during the period. However, the Company's current funds may not be sufficient to meet the Company's cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to or may choose to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its results of operations or financial position.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations due by period:

(In thousands)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ -	$ -	$ -	$ -	$ -
Operating Leases	665	313	352	-	-
Unconditional Purchase Obligations	13,850	13,850	-	-	-
	$ 14,515	$ 14,163	$ 352	$ -	$ -

NEW ACCOUNTING PRONOUNCEMENTS

See discussion of any New Accounting Pronouncements in Note 1 to Consolidated Financial Statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED BALANCE SHEETS

May 31,	2010	2009
(In thousands)		
Assets		
Current Assets		
Cash and cash equivalents	$ 22,806	$ 13,842
Accounts receivable, less allowance of $600 at May 31, 2010 and 2009	27,433	23,363
Inventories	31,316	31,363
Deferred income taxes	774	200
Prepaid expenses and other current assets	3,691	2,998
Total Current Assets	86,020	71,766
Property and Equipment		
Land and improvements	1,181	1,175
Buildings and improvements	13,330	11,184
Machinery and equipment	19,474	17,008
Furniture and fixtures	767	806
	34,752	30,173
Less accumulated depreciation	15,572	13,115
Net Property and Equipment	19,180	17,058
Other Assets		
Goodwill	52,899	39,717
Other non-amortizable intangible assets	4,139	3,730
Amortizable customer-based intangibles, net of accumulated amortization of $4,002 and $2,861 at May 31, 2010 and 2009	13,021	6,143
Other non-current assets, net of accumulated amortization of $1,822 and $1,663 at May 31, 2010 and 2009	4,974	3,762
Total Other Assets	75,033	53,352
	$ 180,233	$ 142,176
Liabilities and Equity		
(In thousands, except share and per share)		
Current Liabilities		
Accounts payable	$ 7,187	$ 3,909
Accruals		
Compensation and benefits	2,346	2,519
Federal income taxes	2,838	667
Other	4,662	2,151
Total Current Liabilities	17,033	9,246
Deferred Income Taxes	5,824	2,725
Other Long-Term Liabilities	4,323	1,526
Total Liabilities	27,180	13,497
Equity		
Preferred stock, $1.00 par value - shares authorized 100,000; none issued and outstanding	-	-
Common stock, $0.16 par value - shares authorized 30,000,000; 22,625,399 and 22,105,329 shares issued and outstanding at May 31, 2010 and 2009	3,621	3,537
Additional paid-in capital	69,550	61,535
Accumulated other comprehensive loss	(1,676)	(430)
Retained earnings	81,170	63,611
Total Neogen Corporation and Subsidiaries Stockholders' Equity	152,665	128,253
Non-controlling interest	388	426
Total Equity	153,053	128,679
	$ 180,233	$ 142,176

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF INCOME

	Year ended May 31,		
(In thousands, except per share)	**2010**	2009	2008
Net Sales	**$ 140,509**	$ 118,721	$ 102,418
Cost of Goods Sold	**67,534**	59,288	49,185
Gross Margin	**72,975**	59,433	53,233
Operating Expenses			
Sales and marketing	**26,350**	22,906	20,648
General and administrative	**13,488**	11,484	10,927
Research and development	**6,258**	4,555	3,639
	46,096	38,945	35,214
Operating Income	**26,879**	20,488	18,019
Other Income			
Interest income	**81**	248	442
Royalty income	**181**	429	-
Other, net	**180**	459	37
	442	1,136	479
Income Before Income Taxes	**27,321**	21,624	18,498
Provision for Income Taxes	**9,800**	7,750	6,400
Net Income	**$ 17,521**	$ 13,874	$ 12,098
Net Income Per Share			
Basic	**$ 0.78**	$ 0.63	$ 0.56
Diluted	**$ 0.76**	$ 0.61	$ 0.54

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except share)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Equity
Balance, June 1, 2007	21,031,209	$ 3,365	$ 50,577	$ 386	$ 37,617	$ -	$ 91,945
Exercise of options and warrants, net of share based compensation, including $747,000 income tax benefit	724,440	116	6,827				6,943
Issuance of shares under Employee Stock Purchase Plan	21,767	3	224				227
Comprehensive Income:							
Net income for 2008					12,098		12,098
Foreign currency translation adjustments				35			35
Total Comprehensive Income							12,133
Balance, May 31, 2008	21,777,416	3,484	57,628	421	49,715	-	111,248
Exercise of options and warrants, net of share based compensation, including $682,000 income tax benefit	382,782	62	4,523				4,585
Issuance of shares under Employee Stock Purchase Plan	19,815	3	295				298
Repurchase and retirement of common stock	(74,684)	(12)	(911)				(923)
Noncontrolling interest attributable to acquisition of majority-owned subsidiary						448	448
Comprehensive Income:							
Net income (loss) for 2009					13,896	(22)	13,874
Foreign currency translation adjustments				(851)			(851)
Total Comprehensive Income							13,023
Balance, May 31, 2009	22,105,329	3,537	61,535	(430)	63,611	426	128,679
Exercise of options and warrants, net of share based compensation, including $709,000 income tax benefits	500,242	80	7,687				7,767
Issuance of shares under Employee Stock Purchase Plan	19,828	4	328				332
Comprehensive Income:							
Net income (loss) for 2010					17,559	(38)	17,521
Foreign currency translation adjustments				(1,246)			(1,246)
Total Comprehensive Income							16,275
Balance, May 31, 2010	**22,625,399**	**$ 3,621**	**$ 69,550**	**$ (1,676)**	**$ 81,170**	**$ 388**	**$ 153,053**

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year ended May 31, 2010	2009	2008
Cash Flows from Operating Activities			
Net income	**$ 17,521**	$ 13,874	$ 12,098
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation and amortization	**4,435**	3,890	3,516
Deferred income taxes	**(200)**	1,550	450
Share based compensation	**2,237**	1,967	1,892
Excess income tax benefit from the exercise of stock options	**(709)**	(682)	(747)
Other	**(207)**	-	253
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	**(2,240)**	(4,075)	(3,869)
Inventories	**64**	(3,698)	(6,364)
Prepaid expenses and other current assets	**390**	(49)	(122)
Accounts payable	**3,008**	(2,648)	1,666
Accruals and other changes	**3,689**	856	(900)
Net Cash from Operating Activities	**27,988**	10,985	7,873
Cash Flows Used In Investing Activities			
Purchases of property, equipment and other noncurrent assets	**(5,431)**	(2,836)	(2,471)
Business acquisitions, net of cash acquired	**(20,302)**	(11,134)	(10,147)
Net Cash Used In Investing Activities	**(25,733)**	(13,970)	(12,618)
Cash Flows from Financing Activities			
Exercise of options	**5,900**	2,916	5,060
Repurchase of common stock	**-**	(923)	-
Excess income tax benefit from the exercise of stock options	**709**	682	747
Increase (decrease) in other long-term liabilities	**100**	(118)	(216)
Net Cash from Financing Activities	**6,709**	2,557	5,591
Net Increase (Decrease) In Cash and Cash Equivalents	**8,964**	(428)	846
Cash and Cash Equivalents at Beginning of Year	**13,842**	14,270	13,424
Cash and Cash Equivalents at End of Year	**$ 22,806**	$ 13,842	$ 14,270
Supplement Cash Flow Information			
Income taxes paid, net of refunds	**$ 6,283**	$ 7,386	$ 7,475

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Neogen Corporation develops, manufactures, and sells a diverse line of products dedicated to food safety testing and animal health applications.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation and its subsidiaries (collectively, the Company), all of which are wholly owned, with the exception of Neogen Latinoamerica S.A.P.I. DE C.V., which is 60% owned and Neogen do Brazil, which is 98% owned. Noncontrolling interest represents the noncontrolling owner's proportionate share in the equity of the Company's majority owned subsidiaries. The noncontrolling owner's proportionate share in the income or losses of the Company's majority-owned subsidiaries is included in other income, net in the statements of income.

All intercompany accounts and transactions have been eliminated in consolidation.

Share and per share amounts reflect the December 15, 2009 3-for-2 stock split as if it took place at the beginning of the periods presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income represents net income and any revenues, expenses, gains and losses that, under U.S. generally accepted accounting principles, are excluded from net income and recognized directly as a component of stockholders' equity. Accumulated other comprehensive income (loss) consists solely of foreign currency translation adjustments.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. One customer accounted for more than 10% of accounts receivable at May 31, 2010 and 2009. As of May 31, 2010 and 2009 the balance due from that customer was $2,608,000 or 10% and $2,879,000 or 12%, respectively of the total of all outstanding accounts receivables.

The Company maintains a valuation allowance for accounts receivable of $600,000 at May 31, 2010 and May 31, 2009. Expenses related to uncollectable accounts and allowance adjustments were $242,000, $199,000 and $54,000 in 2010, 2009 and 2008, respectively. Write-offs were $242,000, $99,000 and $54,000 on May 31, 2010, 2009 and 2008, respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including accounts receivable, accounts payable, and accrued expenses approximate fair value based on either their short maturity or current terms for similar instruments.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand and savings deposits and short term domestic certificates of deposit with maturities of 90 days or less. Cash equivalents were $13,987,000 and $5,344,000 at May 31, 2010 and 2009, respectively. The carrying value of these assets approximates fair value.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories were as follows:

(In thousands)	**2010**	2009
Raw materials	**$ 11,815**	$ 11,183
Work-in-process	**1,958**	1,425
Finished and purchased goods	**17,543**	18,755
	$ 31,316	$ 31,363

No less frequently than quarterly, inventory is analyzed for slow moving and obsolete inventory and the valuation allowance adjusted as required. Write offs against the allowance are not separately identified. The valuation allowance for inventory was $1,000,000, $1,025,000 and $700,000 at May 31, 2010, 2009 and 2008.

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which are generally seven to 39 years for buildings and improvements and three to five years for furniture, machinery and equipment. Depreciation expense was $2,734,000, $2,560,000, and $2,360,000 in 2010, 2009 and 2008, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. In general, goodwill is amortizable for tax purposes over 15 years. Other intangible assets include customer relationships, trademarks, licenses, trade names and patents. Amortizable intangible assets are amortized on either an accelerated or a straight-line basis over five to 20 years. The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are deemed to be less than fair value based upon a discounted cash flow analysis and comparison to comparable EBITDA multiples of peer companies, such assets are reduced to their estimated fair value. The remaining weighted-average amortization period for customer based intangibles and other intangibles is 13 and 10 years respectively at May 31, 2010.

Long-lived Assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Impairment is first evaluated by comparing the carrying value of the long-lived assets to undiscounted future cash flows over the remaining useful life of the assets. If the undiscounted cash flows are less than the carrying value of the assets, the fair value of the long-lived assets is determined, and if lower than the carrying value, impairment is recognized.

Reclassifications

Certain amounts in the 2009 and 2008 financial statements have been reclassified to conform to the 2010 presentation.

Stock Options

At May 31, 2010, the Company had stock option plans that are described more fully in Note 5.

The weighted-average fair value per share of stock options granted during 2010, 2009 and 2008, estimated on the date of grant using the Black-Scholes option pricing model, was $6.35, $5.44 and $4.61 respectively. The fair value of stock options granted was estimated using the following weighted-average assumptions:

Year ended May 31,	**2010**	2009	2008
Risk-free interest rate	**2.0%**	2.9%	4.6%
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**37.8%**	32.8%	34.2%
Expected option life	**4.0 years**	4.0 years	4.0 years

The risk-free interest rate for periods within the expected life of options granted is based on the United States Treasury yield curve in effect at the time of grant. Expected stock price volatility is based on historical volatility of the Company's stock. The expected option life, representing the period of time that options granted are expected to be outstanding, is based on historical option exercise and employee termination data. The Company recognizes the cost of stock options using the accelerated method over their requisite service periods which the Company has determined to be the vesting periods.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which generally is at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Shipping and Handling Costs

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as sales, while the related expenses incurred by the Company are recorded in sales and marketing expense and totaled $4,494,000, $4,266,000 and $3,888,000 in 2010, 2009 and 2008, respectively.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expense represents the change in net deferred income tax assets and liabilities during the year.

No provision has been made for United States federal income taxes that may result from future remittances of the undistributed earnings of foreign subsidiaries because it is expected that such earnings will be reinvested overseas indefinitely. At May 31, 2010 unremitted earnings of the UK subsidiary were $5,032,000.

Research and Development Costs

Research and Development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and totaled $633,000, $603,000 and $424,000 in 2010, 2009 and 2008, respectively.

Net Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding. The Company's dilutive potential common shares outstanding during the years result entirely from dilutive stock options and warrants. The following table presents the net income per share calculations:

Year ended May 31 (In thousands, except per share),	**2010**	2009	2008
Numerator for basic and diluted net income per share			
Net Income	**$ 17,521**	$ 13,874	$ 12,098
Denominator - Denominator for basic net income per share			
weighted average shares	**22,425**	22,003	21,711
Effect of dilutive stock options and warrants	**666**	584	788
Denominator for diluted net income per share	**23,091**	22,587	22,499
Net income per share:			
Basic	**$ 0.78**	$ 0.63	$ 0.56
Diluted	**$ 0.76**	$ 0.61	$ 0.54

In 2009, 417,000 options were excluded from the computations of net income per share as the option prices exceeded the average market price of the common shares. No options were excluded in 2008 and 2010.

New Accounting Pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standard ("FAS") No. 168 - The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162" (codified in ASC 105). This standard establishes the Accounting Standards Codification ("ASC" or Codification ") as the source of authoritative accounting principles recognized by FASB for all non-governmental entities in the preparation of financial statements in accordance with GAAP. For SEC registrants, rules and interpretative releases of the SEC under federal securities laws are also considered authoritative sources of GAAP. The FASB will not issue new standards in the form of Statements, FASB Staff Positions ("FSP") or Emerging Issues Task Force ("EITF") Abstracts. Instead, it will issue Accounting Standard Updates ("ASUs"). ASUs will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in the Codification. The provisions of this standard were effective for financial statements issued for interim and annual periods ending after September 15, 2009. Accordingly, the Company began to use the new guidelines and numbering system prescribed by the Codification when referring to GAAP for this period ended November 30, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on our consolidated financial results or financial position.

On June 1, 2009, the Company adopted ASC 805 Business Combinations (ASC 805). This standard intended to converge rulemaking and reporting under U.S. Generally Accepted Accounting Principles (GAAP) with international accounting rules. ASC 805 establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The adoption of the standard had no material impact on the Company's results of operations or financial position at the date of adoption.

ASC 810 Consolidation (ASC 810) requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. Its intention is to eliminate the diversity in practice regarding the accounting for transactions between an entity and noncontrolling interests. The Company was required to adopt the provisions of both ASC 805 and ASC 810 simultaneously on June 1, 2009. The standards were adopted on June 1, 2009, and did not have a material impact on the Company's results of operations or financial position. The presentation and disclosure requirement were applied retrospectively.

Other recent ASU's issued by the FASB and guidance issued by the SEC did not, or are not believed by management to, have a material effect on the Company's present or future consolidated financial statements.

2. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company follows the provisions of ASC 350 – Intangibles Goodwill and Other (ASC 350). ASC 350 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires that the Company evaluate these intangibles for impairment on an annual basis. Management has completed the required annual impairment tests of goodwill and intangible assets with indefinite lives as prescribed by ASC 350 as of the first day of the fourth quarter of 2010 and determined that recorded amounts were not impaired and that no write-down was necessary.

The following table summarizes goodwill by business segment:

(In thousands)	Food Safety	Animal Safety	Total
Balance, June 1, 2008	$ 12,401	$ 18,216	$ 30,617
Goodwill acquired	114	8,986	9,100
Balance, May 31, 2009	12,515	27,202	39,717
Goodwill acquired	4,037	9,145	13,182
Balance, May 31, 2010	**$ 16,552**	**$ 36,347**	**$ 52,899**

At May 31, 2010, non-amortizable intangible assets included licenses of $554,000, trademarks of $2,361,000 and a customer relationship intangible of $1,224,000. At May 31, 2009, non-amortizable intangible assets consisted of licenses of $554,000, trademarks of $1,952,000 and a customer relationship intangible of $1,224,000.

Other amortizable intangible assets consisted of the following and are included in customer based intangible and other noncurrent assets within the consolidated balance sheets:

(In thousands)	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
Licenses	$ 1,505	$ 575	$ 930
Covenants not to compete	50	21	29
Patents	3,750	1,226	2,524
Customer relationship intangibles	17,023	4,002	13,021
Balance, May 31, 2010	$ 22,328	$ 5,824	$ 16,504
Licenses	$ 1,225	$ 583	$ 642
Covenants not to compete	70	35	35
Patents	3,513	1,045	2,468
Customer relationship intangibles	9,004	2,861	6,143
Balance, May 31, 2009	$ 13,812	$ 4,524	$ 9,288

Amortization expense for other intangibles totaled $1,701,000, $1,330,000 and $1,156,000 in 2010, 2009 and 2008, respectively. The estimated amortization expense for each of the five succeeding years is as follows: $2,125,000 in 2011, $2,024,000 in 2012, $1,926,000 in 2013, $1,780,000 in 2014, and $1,631,000 in 2015. The other amortizable intangible assets useful lives are 5 to 20 years for licenses, 5 years for covenants not to compete, 5 to 17 years for patents, and 12 to 20 years for customer relationship intangibles. All definite lived intangibles are amortized on a straight line basis with the exception of definite lived customer based intangibles which are amortized on an accelerated basis.

3. BUSINESS COMBINATIONS

The Consolidated Statements of Income reflect the results of operations for business acquisitions since the respective dates of purchase. All are accounted for using the purchase method.

On August 24, 2007, Neogen Corporation purchased the net assets of Brandon, South Dakota based Kane Enterprises, Inc. Consideration for the purchase, including additional net current assets of $800,000, consisted of $6,600,000 of cash. The allocation of the purchase price consisted of $600,000 in accounts receivables, $1,775,000 in inventory, $55,000 in fixed assets, $4,350,000 in goodwill and other intangible assets (estimated useful lives of 5-15 years) and $180,000 in assumed liabilities. The acquisition has been integrated into the Lexington, Kentucky operations and is a strong synergistic fit with the Company's Animal Safety segment.

On December 3, 2007, Neogen Corporation purchased the net assets of Winnipeg, Manitoba based Rivard Instruments Inc. a manufacturer of veterinary instruments. Consideration for the purchase was cash of $3,469,000. The allocation of the purchase price consisted of $468,000 in inventory, $5,000 in fixed assets and $2,996,000 in goodwill and other intangible assets (estimated useful lives of 13-17 years). The acquisition has been integrated into the Lexington, Kentucky operations and is a strong synergistic fit with the Company's Animal Safety segment.

On June 3, 2008, Neogen Corporation formed a subsidiary in Mexico, Neogen Latinoamerica S.A.P.I. DE C.V. to acquire its former distributor. The new business is 40% owned by Neogen Corporation's former Mexican distributor in Mexico, with the remainder owned by Neogen. The new company will distribute the Company's food and animal safety products throughout Mexico. The consideration of $672,000 was allocated $462,000 to current assets, $30,000 to fixed assets and the remainder to intangible assets (estimated useful lives of 10 years).

On June 30, 2008, Neogen Corporation purchased a disinfectant business from DuPont Animal Health Solutions. The products of this business are used in animal health hygiene applications. Assets acquired include 14 different product formulations, associated registrations, patents, trademarks, and other intangibles (estimated useful lives of 5-15 years). As a part of the acquisition, the Company obtained the right to distribute certain other related DuPont products in North America. DuPont will distribute certain of the newly acquired Neogen products in certain international markets. Consideration for the purchase was $7,000,000 and $5,193,000 was allocated to goodwill, $1,186,000 to customer based intangible and $621,000 to trademarks and patents. This acquisition has been integrated into the Lexington, Kentucky, operations and is expected to be a strong synergistic fit with Company's Animal Safety segment.

On May 4, 2009, Neogen Corporation acquired International Diagnostics Systems Corporation (IDS), a St. Joseph, Michigan based developer, manufacturer and marketer of test kits to detect drug residues in food and animal feed, and drugs in forensic and animal samples. Consideration for the purchase was $3,955,000. The allocation included net current assets of $498,000, deferred tax liabilities of $400,000 and goodwill and intangible assets of $2,964,000 (estimated useful lives of 5-20 years) including customer related intangibles of $1,090,000. The acquisition is synergistic to Animal Safety products and has been integrated therein.

On December 1, 2009, the Company purchased the BioKits food safety business of Gen-Probe, Incorporated. Consideration for the purchase approximated $6,500,000 in cash and the assumption of trade accounts payable of $175,000. The preliminary allocation of the purchase price included net current assets of $770,000, fixed assets $163,000 and the remainder to goodwill and other intangible assets. The acquired business will be integrated into Neogen's Food Safety segment. Principal products include synergistic allergen test kits.

On April 1, 2010, Neogen Corporation acquired GeneSeek, Inc. of Lincoln, Nebraska, a leading commercial agricultural genetic laboratory. GeneSeek's technology employs high-resolution DNA genotyping for identity and trait analysis in a variety of important animal and agricultural plant species. Consideration for the purchase was $13,800,000 in cash and secondary payment obligation of up to $7,000,000. Preliminary allocation of the purchase price included accounts receivable of $1,923,000, inventory of $1,212,000, fixed assets of $847,000, current liabilities of $600,000, deferred tax liabilities of $2,050,000, secondary payment related liabilities of $3,583,000, and the remainder to goodwill and other intangible assets (with estimated lives of 5-20 years). The secondary payment was measured at fair value, which is considered a level 3 fair value measurement under ASC 820-Fair Value Measurement and Disclosure, as it was based on unobservable inputs and involves management's judgment. The acquisition will be integrated into the Animal Safety segment and is expected to be a strong synergistic fit.

4. LONG-TERM DEBT

The Company has a financing agreement with a bank (nothing drawn at May 31, 2010 and 2009) providing for an unsecured revolving line of credit of $10,000,000 that matures on August 20, 2012. Interest is at LIBOR plus 100 basis points (rate under the terms of the agreement was 1.34% at May 31, 2010). Financial covenants include maintaining specified levels of tangible net worth, debt service coverage, and funded debt to EBITDA, each of which the Company is in compliance with at May 31, 2010.

5. EQUITY COMPENSATION PLANS

Qualified and non-qualified options to purchase shares of common stock may be granted to directors, officers and employees of the Company under the terms of the Company's stock option plans at an exercise price of not less than the fair market value of the stock on the date of grant. Remaining shares available for grant under stock option plans were 687,000, 1,085,000 and 1,475,000 at May 31, 2010, 2009 and 2008, respectively. Options vest ratably over three and five year periods and the contractual terms are generally five years.

(In thousands, except per share)	Shares	Weighted-Average Exercise Price
Outstanding at June 1, 2007 (1,032 exercisable)	2,271	$ 7.40
Granted	584	13.69
Exercised	(710)	6.01
Forfeited	(31)	9.35
Outstanding at May 31, 2008 (777 exercisable)	2,114	9.57
Granted	417	18.11
Exercised	(390)	7.23
Forfeited	(27)	5.73
Outstanding at May 31, 2009 (833 exercisable)	2,114	11.67
Granted	426	19.60
Exercised	(480)	8.57
Forfeited	(62)	13.56
Outstanding at May 31, 2010 (728 exercisable)	1,998	$ 14.14

The following is a summary of stock options outstanding at May 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number (In thousands)	Average Remaining Contractual Life	Weighted-Average Exercise Price	Number (In thousands)	Weighted-Average Exercise Price
$ 2.45-4.94	16	1.53	$ 4.24	16	$ 4.24
4.95-9.09	628	2.39	8.52	420	8.38
9.10-16.72	549	3.35	13.82	215	13.90
16.73-20.33	805	3.91	18.93	77	18.19
	1,998	3.26	$ 14.14	728	$ 10.96

The weighted-average exercise price of shares that were exercisable at May 31, 2009 and 2008 was $8.89 and $7.57, respectively. The weighted-average grant-date fair value of options granted in 2010, 2009, and 2008 was $6.35, $5.44 and $4.61 respectively. The aggregate intrinsic value of options outstanding and options exercisable was $23,119,000 and $10,740,000 respectively, at May 31, 2010, $7,850,000 and $4,855,000 respectively, at May 31, 2009 and $16,879,000, and $7,762,000 respectively, at May 31, 2008. The aggregate intrinsic value of options exercised during the year was $6,554,000 in 2010 and $4,099,000 in 2009 and $6,783,000 in 2008. Remaining compensation cost to be expensed in future periods for non-vested options was $2,680,000 at May 31, 2010, with a weighted average expense recognition period of 2.2 years.

The following table summarizes warrant activity with non-employees that are expensed at fair value upon grant. All warrants are exercisable for common stock of the Company and expire through 2012.

	Shares (In thousands)	Weighted-Average Exercise Price
Outstanding warrants at June 1, 2007	121	$ 7.05
Warrants exercised during the year	(40)	5.43
Outstanding warrants at May 31, 2008	81	7.86
Warrants exercised during the year	(24)	7.22
Warrants forfeited during the year	(5)	6.75
Outstanding warrants at May 31, 2009	52	8.40
Warrants exercised during the year	(20)	8.28
Warrants forfeited during the year	(3)	8.55
Outstanding warrants at May 31, 2010	29	$ 8.48

Common stock totaling 90,860 of the 225,000 originally authorized shares are reserved for issuance under the terms of the 2002 Employee Stock Purchase Plan. The plan gives eligible employees the option to purchase common stock (total purchases in any year are limited to 10% of compensation) at 95% of the lower of the market value of the stock at the beginning or end of each participation period. Shares purchased by employees were 19,828, 19,815 and 21,767 in 2010, 2009 and 2008, respectively.

6. INCOME TAXES

The provision for income taxes consisted of the following:

Year ended May 31 (In thousands),	2010	2009	2008
Current:			
U.S. Taxes	$ 9,550	$ 5,700	$ 5,550
Foreign	450	500	400
Deferred	(200)	1,550	450
	$ 9,800	$ 7,750	$ 6,400

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

Year ended May 31 (In thousands),	2010	2009
Deferred income tax liabilities		
Indefinite and long-lived assets	$ (7,479)	$ (4,079)
Prepaids	(454)	(229)
Other	(151)	(451)
	(8,084)	(4,759)
Deferred income tax assets		
Inventories and accounts receivable	1,244	844
Acquired net operating loss carryforwards	429	229
Accrued liabilities and other	1,361	1,161
	3,034	2,234
Net deferred income tax liabilities	$ (5,050)	$ (2,525)

The acquired net operating loss carryforwards resulted in a deferred tax asset of $429,000, of which $100,000 will expire in 2011 and $329,000 will expire in 2019.

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Year ended May 31 (In thousands),	2010	2009	2008
Tax at U.S. statutory rates	$ 9,600	$ 7,600	$ 6,374
Tax credits and other	(25)	(180)	(194)
Provisions for state income taxes, net of federal benefit	225	330	220
	$ 9,800	$ 7,750	$ 6,400

The Company has no significant accrual for unrecognized tax benefits at May 31, 2010. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, such accruals will be reflected within income tax accounts. For the majority of tax jurisdictions, the Company is no longer subject to U.S. Federal, State and local or non U.S. income tax examinations by tax authorities for fiscal years before 2006.

7. COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and monitoring activities at its Randolph, Wisconsin manufacturing facility and accrues for related costs when such costs are determined to be probable and estimable. The Company is currently expensing annual costs of remediation of approximately $90,000. The Company's estimated liability for this expense of $916,000 at May 31, 2010 is recorded within other long term liabilities in the consolidated balance sheet.

The Company has agreements with unrelated third parties that provide for the payment of royalties on the sale of certain products. Royalty expense under the terms of these agreements was $1,337,000, $1,184,000 and $1,231,000 for 2010, 2009 and 2008, respectively.

The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for 2010, 2009 and 2008 was $428,000, $336,000 and $326,000, respectively. Future minimum rental payments for these leases over the remaining terms are as follows: 2011 - $313,000; 2012 - $265,000; and 2013 - $87,000.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its future results of operations or financial position.

8. DEFINED CONTRIBUTION BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to IRS limits, with the Company matching 100% of the first 3% deferred and 50% of the next 2% deferred. The Company's expense under this plan was $622,000, $542,000 and $476,000 in 2010, 2009 and 2008, respectively.

9. SEGMENT INFORMATION

The Company has two reportable segments: Food Safety and Animal Safety. The Food Safety segment produces and markets diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation. The Animal Safety segment is primarily engaged in the production and marketing of products dedicated to animal health, including a complete line of consumable products marketed to veterinarians and animal health product distributors and provides genetic identification services. Additionally, the Animal Safety segment produces and markets rodenticides and disinfectants to assist in control of rodents and disease in and around agricultural, food production and other facilities.

These segments are managed separately because they represent strategic business units that offer different products and require different marketing strategies. The Company evaluates performance based on total sales and operating income of the respective segments. The accounting policies of the segments are the same as those described in Note 1.

Segment information is as follows:

(In thousands)	Food Safety	Animal Safety	Corporate and Eliminations[1]	Total
2010				
Net sales to external customers	**$ 76,454**	**$ 64,055**	**$ -**	**$ 140,509**
Operating income (loss)	**21,103**	**7,801**	**(2,025)**	**26,879**
Depreciation and amortization	**2,924**	**1,511**	**-**	**4,435**
Interest income	**-**	**-**	**81**	**81**
Income taxes (benefit)	**7,570**	**2,798**	**(568)**	**9,800**
Total assets	**74,583**	**87,894**	**17,756**	**180,233**
Expenditures for long-lived assets	**4,364**	**1,067**	**-**	**5,431**
2009				
Net sales to external customers	61,025	57,696	-	118,721
Operating income (loss)	14,943	6,786	(1,241)	20,488
Depreciation and amortization	2,717	1,173	-	3,890
Interest income	-	-	248	248
Income taxes (benefit)	5,356	2,432	(38)	7,750
Total assets	61,322	69,559	11,295	142,176
Expenditures for long-lived assets	1,882	954	-	2,836
2008				
Net sales to external customers	57,664	44,754	-	102,418
Operating income (loss)	14,245	4,972	(1,198)	18,019
Depreciation and amortization	2,495	1,021	-	3,516
Interest income	-	-	442	442
Income taxes (benefit)	5,060	1,766	(426)	6,400
Total assets	60,951	52,236	13,170	126,357
Expenditures for long-lived assets	1,850	621	-	2,471

[1] Includes corporate assets, including cash and cash equivalents and current and deferred tax accounts, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions and noncontrolling interests.

Sales to customers located outside the United States amounted to $56,031,000 or 40% of consolidated sales in 2010, $48,678,000 or 41% in 2009 and $39,333,000 or 38% in 2008 and were derived primarily in the geographic areas of Europe, Canada, South and Central America, and Asia. Revenues from one Food Safety distributor customer were 10.3% in 2010 and 9.8% in 2009 of total revenues. No other customer represented revenues in excess of 10% of consolidated net sales. The United States based operations represent 89% of the Company's long-lived assets as of May 31, 2010 and 2009.

10. STOCK REPURCHASE

In December 2008, the Company's Board of Directors rescinded an existing program and authorized a new program to purchase, subject to market conditions, up to 750,000 shares of the Company's common stock. As of May 31, 2010, 74,684 cumulative shares have been purchased in negotiated and open market transactions for a total price, including commissions, of approximately $923,000. There were no purchases in 2010 or 2008. Shares purchased under the program were retired.

11. SUMMARY OF QUARTERLY DATA (UNAUDITED)

	Quarter Ended			
(In thousands, except per share data)	August 2009	November 2009	February 2010	May 2010
Net sales	$ 32,347	$ 35,251	$ 33,833	$ 39,078
Gross margin	17,270	18,522	17,461	19,722
Net income	4,395	4,610	3,881	4,635
Basic net income per share	.20	.21	.17	.20
Diluted net income per share	.19	.20	.17	.20

	Quarter Ended			
(In thousands, except per share data)	August 2008	November 2008	February 2009	May 2009
Net sales	$ 28,805	$ 31,187	$ 27,840	$ 30,889
Gross margin	14,804	16,125	13,027	15,477
Net income	3,733	3,901	2,823	3,417
Basic net income per share	.17	.18	.13	.15
Diluted net income per share	.17	.17	.13	.14

Quarterly net income per share is based on weighted-average shares outstanding and potentially dilutive stock options and warrants for the specific period, and as a result, will not necessarily aggregate to total net income per share as computed for the year as disclosed in the consolidated statements of income.

REPORTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13-a-15(f) and 15d-15(f). Under the supervision and with the participation of the company's management, including the Chief Executive Officer and Chief Financial Officer, an evaluation was conducted as to the effectiveness of internal control over financial reporting as of May 31, 2010, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that internal control over financial reporting was effective as of May 31, 2010. The effectiveness of internal control over financial reporting as of May 31, 2010, has been audited by Ernst and Young, LLP, an independent registered public accounting firm, as stated in its attestation report, which is included in Item 8 and is incorporated into this Item 9A by reference.

Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of GeneSeek, Inc., which are included in the consolidated financial statements of Neogen Corporation and Subsidiaries and constituted 11% and 10% of total assets and net assets, as of May 31, 2010 and 1% and 4% of revenues and net income respectively, for the year then ended.

Changes in Internal Control over Financial Reporting

Except for the acquisition of GeneSeek, Inc., no changes in internal control over financial reporting were indentified as having occurred during the quarter ended May 31, 2010 that have materially affected, or are reasonably likely to materially affect, internal control financial reporting.



James L. Herbert
Chairman and CEO



Richard R. Current
Vice President and CFO

August 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Neogen Corporation,

We have audited Neogen Corporation and subsidiaries' internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Neogen Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORTS

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of GeneSeek, Inc, which is included in the consolidated financial statements of Neogen Corporation and subsidiaries and constituted 11% and 10% of total and net assets, respectively, as of May 31, 2010 and 1% and 4% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Neogen Corporation and subsidiaries also did not include an evaluation of the internal control over financial reporting of GeneSeek, Inc.

In our opinion, Neogen Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Neogen Corporation and subsidiaries as of May 31, 2010 and 2009, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended May 31, 2010, and our report dated August 16, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids Michigan • August 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Neogen Corporation,

We have audited the accompanying consolidated balance sheets of Neogen Corporation and subsidiaries (the Company) as of May 31, 2010 and 2009, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended May 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neogen Corporation and subsidiaries at May 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Neogen Corporation and subsidiaries' internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 16, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids Michigan • August 16, 2010

NEOGEN CORPORATION AND SUBSIDIARIES: COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AND STOCK PROFILE ACTIVITY

Comparison of Five Year Cumulative Total Return*

Among Neogen Corporation, The NASDAQ Composite Index, and The NASDAQ Medical Equipment Index



$ 450
400
350
300
250
200
150
100
50
0
Neogen Corporation
NASDAQ Composite
NASDAQ Medical Equipment
May 2005
May 2006
May 2007
May 2008
May 2009
May 2010

*$100 invested on May 31, 2005 in stock or index, including reinvestment of dividends. Fiscal year ending May 31.

May 31 of:	2005	2006	2007	2008	2009	**2010**
Neogen Corporation	$ 100.00	$ 140.88	$ 189.09	$ 272.86	$ 228.31	**$ 399.50**
NASDAQ Composite	100.00	106.43	129.36	124.31	87.50	**111.25**
NASDAQ Medical Equipment	100.00	112.92	131.13	132.53	84.67	**122.23**

The stock price performance included in this graph is not indicative of future stock price performance.

STOCK PROFILE ACTIVITY

The Company's common stock is traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol NEOG. Price ranges reported are based on inter-dealer sale quotations, as reported by NASDAQ, without adjustments for markups, markdowns, or commissions typically paid by retail investors, and may not represent actual transactions. No cash dividends have ever been paid, and the Company does not currently anticipate paying cash dividends in the foreseeable future. As of July 31, 2010, there were approximately 369 stockholders of record of Common Stock that management believes represents a total of approximately 5,420 beneficial holders.

Year Ended		**High**	**Low**
May 31, 2010	Fourth Quarter	**$ 27.39**	**$ 23.50**
	Third Quarter	24.70	20.51
	Second Quarter	22.79	18.96
	First Quarter	20.23	14.56
May 31, 2009	Fourth Quarter	**$ 15.98**	**$ 11.00**
	Third Quarter	18.37	13.11
	Second Quarter	21.30	12.73
	First Quarter	19.00	14.80



Selected One of Forbes' Top 200 Small Companies

September 1, 2010

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of Neogen Corporation on Thursday, October 7, 2010, at 10:00 a.m. Eastern Time. The Annual Meeting will be held at the University Club of Michigan State University at 3435 Forest Road, Lansing, Michigan 48909.

The Annual Meeting will feature a report on Neogen's business activities, and voting on the election of directors and on other proposals. We also will have product displays and product demonstration by company personnel. On the following pages you will find the notice of the Annual Meeting of Shareholders and the proxy statement.

It is important that your shares are represented at the Annual Meeting, regardless of how many shares you own. Whether or not you plan to attend the Annual Meeting, please sign, date and return the enclosed proxy card as soon as possible. Sending a proxy card will not affect your right to vote in person if you attend the meeting.

Sincerely,

James L. Herbert
Chairman & Chief Executive Officer

Your vote is important. Even if you plan to attend the meeting, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY.

NEOGEN CORPORATION

Annual Meeting of Shareholders – October 7, 2010

The undersigned hereby appoints James L. Herbert and Richard R. Current, and each of them, with full power to appoint his substitute, attorneys and proxies to represent the shareholder and to vote and act with respect to all shares that the shareholder would be entitled to vote on all matters which come before the annual meeting of shareholders of Neogen Corporation referred to above and at any adjournment of that meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IF THIS PROXY IS PROPERLY EXECUTED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATIONS ARE MADE, THE SHARES WILL BE VOTED **FOR** PROPOSALS 1 AND 2 ON THIS PROXY. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDERS ON ANY MATTER NOT OTHERWISE COVERED HEREBY, INCLUDING SUBSTITUTION OF DIRECTOR NOMINEES, WHICH MAY COME BEFORE THE MEETING.

Please sign, date and mail your
proxy card back as soon as possible!

Annual Meeting of Shareholders
NEOGEN CORPORATION

October 7, 2010

Please Detach and Mail in Envelope Provided

☒ Please mark your vote as in this example.

THE BOARD OF DIRECTORS RECOMMENDS FOR THE LISTED NOMINEES AND PROPOSAL 2.

	FOR	WITHHELD
1. ELECTION OF DIRECTORS	☐	☐

Nominees:

Robert M. Book
Jack C. Parnell
Clayton K. Yeutter

To withhold authority to vote for any individual nominee(s) write his or their names in the following space:

____

2. RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM.

FOR	AGAINST	ABSTAIN
☐	☐	☐

SIGNATURE(S)____ TITLE____

DATE ______________, 2010

NOTE: Please sign exactly as your name appears on this proxy. If signed for estates, trusts, or corporations, title or capacity should be stated. If shares are held jointly, each holder should sign.



Selected One of Forbes' Top 200 Small Companies

620 Lesher Place
Lansing, MI 48912

NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS OF NEOGEN CORPORATION

Date: October 7, 2010

Time: 10:00 a.m., Eastern Time

Place: The University Club of Michigan State University, 3435 Forest Road, Lansing, Michigan 48909

Items of Business:

- The election of three Class II directors, each to serve for a three-year term;
- The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2011; and
- To act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

All shareholders are cordially invited to attend the meeting. At the meeting, you will hear a report on the Company's business and have a chance to meet the directors and executive officers. A copy of the 2010 Annual Report is enclosed.

Only shareholders of record at the close of business on August 9, 2010 are entitled to notice of and to vote at the meeting.

Your vote is important. Please vote your shares promptly. Complete, sign, date and return your proxy card to vote your shares. Any shareholder attending the meeting may vote in person even if he or she returned a proxy.

Richard R. Current
Secretary

September 1, 2010

Neogen Corporation
620 Lesher Place
Lansing, MI 48912

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
October 7, 2010

GENERAL INFORMATION

These proxy materials are provided in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Shareholders of Neogen Corporation (the "Annual Meeting") to be held on Thursday, October 7, 2010 at 10:00 am, local time, at the University Club of Michigan State University, 3435 Forest Road, Lansing, Michigan 48909, and at any adjournment of the meeting. The solicitation will begin on or about September 3, 2010.

There are two proposals scheduled to be voted on at the Annual Meeting:

- Election of three directors; and
- Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2011.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its exercise by the filing of a written notice of revocation with our Secretary, by delivering to our Secretary a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Voting and Solicitation

All shares represented by a properly executed proxy will be voted unless the proxy is revoked. If a choice is specified, it will be voted in accordance with the specification. If no choice is specified, the proxy holders will vote the shares in accordance with the recommendations of the Board of Directors, which are set forth with the discussion of each matter later in this Proxy Statement. With respect to any matter not set forth on the proxy card that properly comes before the Annual Meeting, the proxy holders named in the proxy card will vote as the Board of Directors recommends or, if the Board makes no recommendation, at their discretion.

In summary, the Board recommends that you vote:

- FOR the election of the nominees for directors; and
- FOR ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2011

All shareholders at the close of business on August 9, 2010, the record date for the meeting, are entitled to vote at the meeting. On August 9, 2010 there were 22,696,759 shares of the Company's common stock outstanding. For each proposal, each shareholder is entitled to one vote for each share of Neogen Corporation common stock owned at that time.

If you are a shareholder of record, you may vote by mail by completing, dating and signing your proxy card and mailing it in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as officer of a corporation, guardian, executor, trustee or custodian), you should indicate your name and title or capacity.

You may also vote in person at the Annual Meeting or may be represented by another person at the meeting after designating that person by executing a proper proxy.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you will receive instructions from the street name holder that you must follow in order to have your shares voted.

If your shares are held in street name and you wish to vote in person at the meeting, you must obtain a proxy issued in your name from the street name holder.

If you are a beneficial owner of shares held in street name, you may submit new voting instructions by contacting your brokerage firm, bank or other holder of record.

A broker non-vote occurs when a shareholder holds his or her stock through a broker and the broker does not vote those shares. This usually occurs because the broker has not received timely voting instructions from the shareholder and the broker does not have discretionary voting power for the particular item upon which the vote is taken.

It is important that you instruct your broker how to vote shares held by you in street name using the vote instruction form provided by your broker. Your broker should vote your shares as you direct if you provide timely instructions on how to vote by following the information provided to you by your broker.

A plurality of the shares voting is required to elect directors. This means that the nominees who receive the most votes will be elected to the open director positions. In counting votes on the election of Directors, abstentions, broker non-votes and other shares not voted will be counted as not voted.

The proposal to ratify the appointment of Ernst & Young, LLP as independent registered public accounting firm for 2011 will be approved if a majority of the shares voted at the meeting are voted in favor of the proposal. In counting votes on this proposal, abstentions and broker non-votes will have the same effect as a vote against the proposal.

PROPOSALS FOR SHAREHOLDER ACTION

PROPOSAL 1—ELECTION OF DIRECTORS

The Company's Bylaws provide that the Company shall have at least five and no more than nine directors, with the exact number to be determined by the Board. The Board of Directors currently is comprised of nine directors. The directors are classified into three classes to serve for the terms set forth next to their names or until their successors have been duly qualified and elected.

Unless otherwise instructed, proxy holders will vote the proxies received by them for the election of the nominees named below. All of the nominees for director are currently directors of the Company. If any nominee becomes unavailable for any reason, it is intended that the proxies will be voted for a substitute nominee designated by the Board. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected. Any vacancy occurring on the Board of Directors for any reason may be filled by vote of a majority of the directors then in office for a term expiring at the next Annual Meeting of shareholders.

Nominees	Expiration of Proposed Term
Class II:	
Robert M. Book	2013
Jack C. Parnell	2013
Clayton K. Yeutter, Ph.D.	2013

Directors continuing in office	Expiration of Term
Class I:	
Lon M. Bohannon	2012
Richard T. Crowder, Ph.D.	2012
A. Charles Fischer	2012
Class III:	
James L. Herbert	2011
G. Bruce Papesh	2011
Thomas H. Reed	2011

Name of Director	Age	Position	Director Since
James L. Herbert	70	Chairman and CEO of the Company, Director	1982
Lon M. Bohannon	57	President and COO of the Company, Director	1996
Robert M. Book (3)	80	Director	1990
Richard T. Crowder Ph.D. (2) (4)	71	Director	2009
A. Charles Fischer (1) (2) (5)	68	Director	2006
G. Bruce Papesh (3) (4)	63	Director	1993
Jack C. Parnell (1) (2) (5) (6)	75	Director	1993
Thomas H. Reed (3) (5)	65	Director	1995
Clayton K. Yeutter, Ph.D. (1) (4)	80	Director	2007

(1) Member, Compensation Committee
(2) Member, Stock Option Committee
(3) Member, Audit Committee
(4) Member, Governance Committee
(5) Member, Nominating Committee
(6) Lead Independent Director

The following is a brief summary of the business experience for at least the past five years of each of the nominees and for the current members of the Board of Directors.

Nominees for the Board of Directors:

Robert M. Book was elected to the Board of Directors in November 1990. Since January 1993, Mr. Book has served as President of AgriVista, Inc., a company that provides agricultural consulting and marketing services. He served as President of the Indiana Institute of Agriculture, Food and Nutrition from 1983 through 1992. He was formerly Group Vice President of Agriculture Marketing for Elanco Products Company, a division of Eli Lilly & Co. Mr. Book's long career serving in executive marketing positions with a prominent and major agricultural organization gives him unusual and impressive perspective into many of the markets to which Neogen Corporation sells its wide variety of animal and food safety products. It is in this capacity as well as overall agricultural knowledge that he is most valuable as a member of the Board of Directors.

Jack C. Parnell was elected to the Board of Directors in October 1993 and as Chairman of the Board in October 2001. In 2006, Mr. Parnell resigned as Chairman, but remained a Director. Since 1991, he has held the position of Governmental Relations Advisor with the law firm of Kahn, Soares and Conway in Sacramento, California. In 1989, Mr. Parnell was appointed by President George H. W. Bush to serve as Deputy Secretary of the U.S. Department of Agriculture. From 1983 to 1989, he served in three different senior governmental positions for the state of California, including Secretary of the California Department of Food and Agriculture from 1987 to 1989. The firm of Kahn, Soares and Conway currently acts as the Company's government relations advisor. Mr. Parnell's service in senior governmental positions in the state of California and U.S. Department of Agriculture allows him to uniquely advise the Board and management on matters of government relations and regulation. It is in the capacity as well as general business knowledge where he is most valuable as a member of the Board of Directors. See also "Information about the Board and Corporate Governance matters."

Dr. Clayton K. Yeutter was first elected to the Board of Directors in October 2007. Dr. Yeutter has been actively involved in his family's ranching and cattle feeding operation in Nebraska over his lifetime. Also during that time he has served in sub-cabinet or cabinet-level positions under four presidents of the United States, with his last position as Secretary of Agriculture under President George H. W. Bush. Dr. Yeutter is a former CEO of the Chicago Merchantile Exchange and he has also served on the Boards of Directors of Caterpillar, Texas Instruments, Weyerhaeuser Company, ConAgra Foods and Zurich Financial Services, among several others. He currently serves on the Boards of Directors of American Commercial Lines, Burlington Capital Group, and the Chicago Climate Exchange. Dr. Yeutter served as Secretary of Agriculture in the cabinet of George H.W. Bush where he directed international trade of agricultural products. As Neogen's international trade has grown to a much higher level, this international insight is of high value to the management and the Board of Directors.

The Board of Directors recommends a vote FOR the above nominees.

Other current members of the Board of Directors:

James L. Herbert is Chairman of the Board and Chief Executive Officer of Neogen Corporation. Previously he was President, Chief Executive Officer, and a Director of the Company since he joined Neogen in June 1982. He resigned as President, but remained CEO and was named Chairman in 2006. Prior to joining Neogen he held the position of Corporate Vice President of DeKalb Ag Research, a major agricultural genetics and energy company. He has management experience in animal biologics, specialized chemical research, medical instruments, aquaculture, animal nutrition, and poultry and livestock breeding and production.

Lon M. Bohannon is President and Chief Operating Officer of Neogen Corporation. He was elected to the Board of Directors in October 1996. Mr. Bohannon joined Neogen in October 1985 as Vice President of Finance, was promoted to Vice President—Administration and Chief Financial Officer in November 1994 and was named Chief Operating Officer in 1999 and President and COO in 2006. He is responsible for all areas of the Company's operations except research and corporate development. A certified public accountant, Mr. Bohannon served as Administrative Controller for Federal Forge, Inc., a metal forging and stamping firm, from March 1980 until October 1985, and was associated with the public accounting firm of Ernst & Young from June 1975 to March 1980.

Dr. Richard T. Crowder currently serves as an adjunct professor of Agricultural Economics at Virginia Tech University. From January 2006 until May 2007, he served as United States Chief Agriculture Negotiator with the rank of Ambassador. Prior to this appointment, he served as Chief Executive Officer of the American Seed Trade Association from 2002 to 2006, for five years as Senior Vice President of International Affairs for DeKalb Genetics Corporation (later acquired by Monsanto) and for two years as Executive Vice President of Armour-Swift-Eckrich. He was appointed by President George H.W. Bush to serve from 1989 until 1992 as Under Secretary of the United States Department of Agriculture responsible for international affairs and commodity programs. Dr. Crowder held various senior management positions with Pillsbury Company (now General Mills) for 14 years, including internal board level responsibilities with Burger King Corporation and Steak and Ale Corporation. He currently serves on the Board of Directors of Mendel Biotechnology, Inc. He previously served on the Board of Directors of Soo Line Corporation, Penford Corporation, Commodity Credit Corporation, and Rural Telephone Bank. Dr. Crowder holds B.S. and M.S. degrees from Virginia Tech University and a Ph.D. from Oklahoma State University. Dr. Crowder's more than 40 years experience in the food, agriculture, and trade industries provides great value and insight to the Board of Directors.

A. Charles Fischer served as President and CEO of Dow AgroSciences and as a member of Dow Chemical Company's Executive Management Team until his retirement in 2004. He was elected to the Board of Directors in October 2006. Mr. Fischer's career with Dow Chemical spanned 37 years and included assignments in South America, Europe, the Middle East and Africa. He served as president of CropLife International and CropLife America, as chairman of the National FFA Foundation and was associated in various capacities with the Central Indiana Life Sciences Initiative and the Biotechnology Industry Organization. Mr. Fischer's management experience, and in particular his international experience, is most highly valued by the Board of Directors.

G. Bruce Papesh was elected to the Board of Directors in October 1993 and was Secretary from October 1994 to October 1999. Since 1987, Mr. Papesh has served as President of Dart, Papesh & Company Inc., member SIPC and FINRA, an investment consulting and financial services firm. Mr. Papesh also served until October 1, 2001 on the Board of Directors of Immucor, Inc., a publicly traded immunodiagnostics company that manufactures and markets products for the human clinical blood bank industry. Mr. Papesh has experience in the security industry and in financial analysis which contribute greatly to the Board of Directors.

Thomas H. Reed was elected to the Board of Directors in October 1995 and served as Secretary from October 1999 to October 2007. Mr. Reed is a consultant to JBS Packerland, a beef processing company. Formerly he was a special assistant to the President of JBS Packerland. Prior to assuming that position, he served as Vice President of Michigan Livestock Exchange Marketing, a division of Southern States Cooperative, Inc. and prior to that as President and Chief Executive Officer of the Michigan Livestock Exchange. Mr. Reed is a former member of the Board of Directors of the National Livestock Producers Association and is a former chairman of the Michigan State University Board of Trustees. Mr. Reed's experience in the animal processing and general agriculture provide insight and value to the Board of Directors.

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP to serve as the independent registered public accounting firm for the Company for 2011. While not required, we are submitting the appointment to the shareholders for their ratification as a matter of good corporate practice. The affirmative vote of a majority of the votes cast at the Annual Meeting on the proposal is required for ratification. **The Board of Directors recommends that shareholders vote FOR ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2011.** If the appointment is not ratified, it will be considered as a recommendation that the Audit Committee consider the appointment of a different firm to serve as independent registered public accounting firm for the year 2011. Even if the appointment is ratified, the Audit Committee may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of Neogen Corporation and its shareholders.

Relationship with Ernst & Young

Ernst & Young LLP has acted as the Company's independent registered public accounting firm for eight years. Ernst & Young LLP has advised that neither the firm nor any of its members or associates has any direct financial interest or any material indirect financial interest in the Company or any of its affiliates other than as auditors. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The fees billed by Ernst & Young LLP with respect to the years ended May 31, 2010 and 2009 were as follows:

	2010	2009
Audit Fees	$266,700	$254,000
Audit-Related Fees	4,100	7,000
Tax Fees	—	1,899
All Other Fees	—	—
	$270,800	$262,899

Audit Fees include amounts billed for the annual audit of the Company's fiscal year Consolidated Financial Statements, the audit of internal controls over financial reporting, the review of the Consolidated Financial Statements included in the Forms 10-Q, and consultations concerning accounting matters associated with the annual audit. Audit-Related Fees include amounts billed for general accounting consultations and services that are reasonably related to the annual audit. It is expected that Ernst & Young LLP will provide similar audit related services during the fiscal year 2011. In connection with its review and evaluation of non-audit services, the Audit Committee is required to and does consider and conclude that the provision of non-audit services is compatible with maintaining the independence of Ernst & Young LLP.

Under its charter, the Audit Committee must pre-approve all audit and non-audit services to be performed by Ernst & Young LLP other than non-audit services that satisfy a de minimus exception. In the event management wishes to engage Ernst & Young LLP to perform non-audit services, a summary of the proposed engagement is prepared detailing the nature of the engagement, the reasons why Ernst & Young LLP is the preferred provider of the services and the estimated duration and cost of the engagement. The Audit Committee reviews and evaluates recurring non-audit services and proposed fees as the need arises at their regularly scheduled committee meetings. At subsequent meetings, the Audit Committee receives updates regarding the services actually provided and management may present additional services for approval. The Audit Committee has delegated to the Chairman or, in his absence, any other member of the Committee, the authority to evaluate and approve projects and related fees if circumstances require approval between meetings of the Committee. Any such approval is reported to the full Committee at its next meeting.

STOCK OWNERSHIP

Principal Shareholders

The following table sets forth certain information, as of August 9, 2010, with respect to beneficial ownership of Common Stock by the only persons known by the Company to be the beneficial owner of more than 5% of Neogen Corporation common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class (%)
Brown Capital Management, Inc. 1201 North Calvert Street Baltimore, MD 21202	1,969,135	8.7%
Black Rock Global Investors 400 Howard Street San Francisco, CA 94105	1,602,021	7.1%
Riverbridge Partners, LCC Midwest Plaza West Suite 600 Minneapolis, MN 55402	1,163,386	5.1%
James L. Herbert (1) Neogen Corporation 620 Lesher Place Lansing, MI 48912	1,152,852	5.0%

(1) Includes 145,135 shares of Common Stock that Mr. Herbert has the right to acquire by exercise of options within 60 days of August 9, 2010. Also includes 194,320 shares held in trust for the spouse of Mr. Herbert.

Security Ownership of Directors and Executive Officers

The following table sets forth certain information about the ownership of Neogen Corporation, common stock as of August 9, 2010 held by the current directors, each nominee for director, the executive officers named in the Summary Compensation Table under "Executive Compensation" and all executive officers and directors as a group.

Name	Number of Shares Owned (1)	Right to Acquire (2)	Total	Percentage of Outstanding Shares
James L. Herbert	1,007,717(3)	145,135	1,152,852	5.0%
Lon M. Bohannon	351,042	80,969	432,011	1.9%
Robert M. Book	19,387	16,500	35,887	
Richard T. Crowder Ph.D.	—	—	—	*
A. Charles Fischer	—	14,250	14,250	*
G. Bruce Papesh	3,006	32,250	35,256	*
Jack C. Parnell	33,050	18,752	51,802	*
Thomas H. Reed	1,688	18,375	20,063	*
Clayton K. Yeutter Ph.D.	3,165(4)	6,000	9,165	*
Edward L. Bradley	123,532(5)	97,380	220,912	*
Richard R. Current	46,794	58,120	104,914	*
Terri A. Morrical	30,838(5)	40,745	71,583	*
Executive officers, directors and nominees as a group (12 persons)	1,620,219	528,476	2,148,695	9.3%

* Less than 1%

(1) Excludes shares that may be acquired through stock option exercises.
(2) Includes shares that may be acquired within 60 days of August 9, 2010 upon exercise of options pursuant to Rule 13d-3 of the Securities Act of 1934.
(3) Includes 194,320 shares held in trust for the spouse of James L. Herbert.
(4) Includes shares held in trust for spouse of Clayton Yeutter and shares in an IRA account.
(5) Includes shares held in Neogen 401-K Plan.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

Neogen Corporation is managed under the direction of its Board of Directors. The Board conducts its business through meetings of the Board and its committees. The Board held six meetings, and there were a total of six committee meetings during fiscal 2010. Each director attended more than 75% of the total meetings of the Board and the committees on which he served in 2010. Directors are expected to attend the Annual Meeting of shareholders unless they have a schedule conflict or other valid reason. All the current Board members attended the 2009 Annual Meeting.

Independent Directors

A director is not considered to be independent unless the Board determines that he meets the NASDAQ independence rules and has no material relationship with Neogen Corporation, either directly or through any organization with which he is affiliated that has a relationship with Neogen Corporation. Based on a review of the responses of the directors to questions about employment history, affiliation and family and other relationships and on discussions with the directors, the Board has concluded that each of the Company's non-employee directors is independent. As members of management, James L. Herbert, Chairman and Chief Executive Officer and Lon M. Bohannon, President and Chief Operating Officer, are not independent.

Board Committees

The Board has five committees. The current membership, number of meetings held during 2010 and the function performed by each of these committees are described below. None of the members of any of the committees is or ever has been an employee of the Company. The Board has determined that each committee member meets the independence standards for that committee within the meaning of applicable NASDAQ and SEC regulations.

Compensation Committee—Mr. Yeutter (Chair), Mr. Fischer and Mr. Parnell currently are members of the Compensation Committee, which met once during 2010. The purpose of the Compensation Committee is to assist the Board in discharging its overall responsibilities relating to executive compensation. The Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers prior to the beginning of each year, evaluates current year performance in light of those goals and establishes compensation levels for the upcoming year, including salary and bonus targets. Except in the case of the Chief Executive Officer, management provides recommendations to the Compensation Committee concerning compensation of officers. The Compensation Committee does not have a charter.

Stock Option Committee—Mr. Parnell (Chair), Mr. Crowder, and Mr. Fischer currently are members of the Stock Option Committee, which met once during 2010. The purpose of the Stock Option Committee is to assist the Board in discharging its overall responsibilities relating to the Neogen Corporation Stock Option Plan. Except in the case of the Chief Executive Officer, management provides recommendations to the Stock Option Committee concerning stock option awards for officers and employees. For further information, see "Compensation Discussion and Analysis" in this Proxy Statement.

Governance Committee—Mr. Papesh (Chair), Mr. Yeutter, and Mr. Crowder serve on the Governance Committee assisting the Board of Directors in fulfilling its responsibility to the shareholders and in complying with applicable rules and regulations relating to corporate governance. Specifically, the Governance Committee develops and recommends corporate governance principles that address Board independence and leadership, Board size and composition, meetings and committee structure, and other governance matters. In addition, the committee reviews the Company's adherence to established corporate governance principles and provides reports and recommendations to the Board of Directors. The Governance Committee was in formation during 2010 and held no formal meetings.

Audit Committee—Mr. Reed (Chair), Mr. Book, and Mr. Papesh currently are members of the Audit Committee. The Audit Committee met four times during 2010 and oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee meets with management and the Company's independent registered public accounting firm throughout the year and reports the results of its activities to the Board of Directors. Further information regarding the role of the Audit Committee is contained in its charter that is available in the "Investor Relations" section of the Company's website at www.neogen.com. For further information, see "Audit Committee Report" in this Proxy Statement. The Board has determined that Mr. Reed is an "audit committee financial expert" for purposes of applicable SEC rules.

Nominating Committee—Mr. Fischer (Chair), Mr. Parnell, and Mr. Reed currently serve on the Nominating Committee. The Nominating Committee, which met once during 2010 (as a part of the meeting of the whole of the Board of Directors with Mr. Herbert and Mr. Bohannon abstaining from deliberations and voting at the meeting), makes recommendations to the Board regarding individuals for nomination as director. For further information, see the charter of the Nominating Committee that is available in the "Investor Relations" section of the Company's website at www.neogen.com. When seeking to identify an individual to become a director to fill a new position or vacancy, the Nominating Committee will consult with incumbent directors, management and others. The Nominating Committee will consider, among other factors, the background and reputation of potential candidates in terms of character, personal and professional integrity, business and financial experience and acumen, how a person would complement the other directors in providing a diversity of expertise and experience and a person's availability and willingness to devote sufficient time to Board duties. Shareholders may recommend director candidates for consideration by the Nominating Committee by writing to the Secretary at 620 Lesher Place, Lansing, Michigan 48912, giving the candidate's name, relationship, if any, to the shareholder making the recommendation, biographical data and qualifications. The submission should also include a statement from the candidate consenting to being considered and, if nominated and elected, to serving as a director.

Lead Director/Executive Sessions of Non-Management Directors

Mr. Parnell has been designated the Lead Independent Director, with responsibility for coordinating the activities of the other independent directors. Mr. Parnell chairs all executive sessions of the Board.

Mr. Herbert and Mr. Bohannon do not attend the executive sessions except that either officer may attend a portion of any session upon request. At least one executive session is held yearly.

Management's Role in Determining Executive Compensation

The Compensation Committee makes all final decisions regarding officer compensation. Management's involvement in executive compensation is typically for the Chief Executive Officer to make recommendations on compensation for those other than himself. No member of the Compensation Committee has served as an officer or employee at any time. No executive officer serves as a member of the compensation committee of any other company that has an executive officer serving as a member of Neogen Corporation's Board of Directors. None of Neogen Corporation's executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of the Compensation Committee.

Risk Management

The Board of Directors oversees the Company's risk management. This oversight is administered primarily through the Board's review and approval of the management business plan, including the projected opportunities and challenges facing the business; periodic review by the Board of business developments, strategic plans and implementation, liquidity and financial results; the Board's oversight of succession planning and the Board's oversight of capital spending and financings; the Audit Committee's oversight of the Company's internal controls over financial reporting and its discussions with management and the independent accountants regarding the quality and adequacy of internal controls and financial reporting (and related reports to the full Board); the Governance Committee's leadership in the evaluation of the Board and Committees; and the Compensation Committee's review and approvals regarding executive officer compensation and its relationship to the Company's business plan, as well its review of compensation plans generally and the related risks.

Contacting the Board of Directors

Shareholders and other interested persons may communicate directly with the Board on a confidential basis by mail to Board of Directors, Neogen Corporation, 620 Lesher Place, Lansing, Michigan 48912 Attention: Board Secretary. All such communications will be received directly by the Secretary of the Board and will not be screened or reviewed by any other Neogen Corporation employee.

Code of Conduct and Ethics

Neogen Corporation has adopted a Code of Conduct applicable to all Neogen Corporation employees, officers and directors, including specifically the Chief Executive Officer, Chief Financial Officer and Corporate Controller, in the performance of their duties and responsibilities. The Code of Conduct is posted on the Company's website at www.neogen.com in the "Investor Relations" section and will be mailed to any shareholder upon request to the Secretary at 620 Lesher Place, Lansing, Michigan 48912.

Certain Relationships and Related Party Transactions

The Board of Directors acting as a committee of the whole approves or ratifies transactions involving directors, executive officers or principal shareholders, or members of their immediate families or entities controlled by any of them, or in which they have a substantial ownership interest, in which the amount involved exceeds $120,000 and that are otherwise reportable under SEC disclosure rules. Such transactions include employment of immediate family members of any director or executive officer. Management advises the Board of any such transaction that is proposed to be entered into or continued and seeks approval. In the event any such transaction is proposed for which a decision is required prior to the next regularly scheduled meeting of the Board, it may be presented to the Audit Committee Chair for approval, in which event the decision will be reported to the full Board at its next meeting.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

Named executive officers ("NEOs") for SEC reporting purposes are:

Name	Title
James L. Herbert	Chairman & Chief Executive Officer
Lon M. Bohannon	President & Chief Operating Officer
Edward L. Bradley	Vice President Food Safety Operations
Richard R. Current	Vice President & Chief Financial Officer & Secretary
Terri A. Morrical	Vice President Animal Safety Operations

Brief biographies of the NEOs, except Mr. Herbert and Mr. Bohannon follow. Biographies of Mr. Herbert and Mr. Bohannon, who are also Directors of the Company, are included in "Proposal I Election of Directors."

Edward L. Bradley, age 50, joined Neogen in February 1995 as Vice President of Sales and Marketing for AMPCOR Diagnostics, Inc. In June 1996, he was made a Vice President of Neogen Corporation. Currently, Mr. Bradley is responsible for all activities focused on food safety products on a worldwide basis except Research and Development and European operations. From 1988 to 1995, Mr. Bradley served in several sales and marketing capacities for Mallinckrodt Animal Health, including the position of National Sales Manager responsible for 40 employees in its Food Animal Products Division. Prior to joining Mallinckrodt, he held several sales and marketing positions for Stauffer Chemical Company.

Richard R. Current, age 66, joined the Company in November 1999 as Vice President & Chief Financial Officer. In October 2007, he was given the added title of Secretary. Prior to joining Neogen, Mr. Current served as Executive Vice President and Chief Financial Officer of Integral Vision, Inc. from 1994 to 1999 and as Vice President and Chief Financial Officer of the Shane Group, Inc., a privately held company, from 1991 to 1994. Mr. Current was associated with the public accounting firm of Ernst & Young for 24 years and served as Managing Partner of the Lansing, Michigan office from 1986 to 1991.

Terri A. Morrical, age 45, joined Neogen Corporation in September 1992 as part of the Company's acquisition of WTT, Incorporated. She has directed most aspects of the Company's Animal Safety operations since she joined the Company and currently serves as Vice President in charge of all of the Company's Animal Safety operations. From 1986 to 1991, she was Controller for Freeze Point Cold Storage Systems and concurrently served in the same capacity for Powercore, Inc. In 1990, she joined WTT, Incorporated as Vice President and Chief Financial Officer and then became President, the position she held at the time Neogen acquired the business.

Compensation Objectives

Neogen executive compensation programs are designed to be aligned with shareholder value creation and are structured to reward individual and organizational performance and be simple, concise and understandable. A significant percentage of each NEO's compensation consists of variable pay.

The primary objectives of the compensation programs covering NEOs are to:

- Attract, retain and motivate highly talented executives who will drive the success of the business;
- Align incentives with the achievement of measurable corporate, business unit and individual performance objectives based on financial and non-financial measures, as appropriate;
- Provide overall compensation that is considered equitable to the employee and the company; and
- Ensure reasonable, affordable and appropriate compensation program costs.

Compensation Elements

The primary pay elements provided to NEOs are:

- Base salary;
- Discretionary Annual bonus; and
- Equity-based long-term incentive compensation delivered in the form of stock option grants.

Other pay elements include health and welfare benefits plans under which the NEOs receive similar benefits to those provided to all other eligible U.S.-based employees, such as medical, life insurance and disability coverage.

The Compensation Committee is provided materials by management regarding the various compensation elements of each NEO's compensation package. The Committee makes decisions about each compensation element in the context of each NEO's total pay package. Positions at higher levels at Neogen Corporation generally have a greater emphasis on variable pay elements of bonus and stock options, although no specific formula, schedule or tier is applied in establishing compensation "mix".

Each of the compensation elements and its purpose is further described below.

Base Salary

Base salary is intended to compensate the executive for the basic market value of the position, time in the position and the relation of that position to other positions in the Company. Each NEO's salary and performance is reviewed annually. Factors considered in determining the level of executive base pay include the role and responsibilities of position, performance against expectations and an individual's job experience or unique role responsibilities.

Actual earned salary for 2010 is shown in the "Salary" column of the Summary Compensation Table. Base salary rate increases from 2009 to 2010 are shown in the following table.

Name	2010 Salary Rate	2009 Salary Rate	Percent Increase
James L. Herbert	$322,000	$310,000	3.9%
Lon M. Bohannon	224,000	215,000	4.2%
Edward L. Bradley	148,600	142,600	4.2%
Richard R. Current	162,000	156,000	3.8%
Terri A. Morrical	147,500	141,500	4.2%

Discretionary Annual Bonus

Bonuses paid in fiscal 2011 related to fiscal 2010 are as follows:

Name	Target Value	Actual Payments	Percentage of Target
James L. Herbert	$155,000	$155,000	100%
Lon M. Bohannon	90,000	90,000	100%
Edward L. Bradley	48,000	48,000	100%
Richard R. Current	35,000	35,000	100%
Terri A. Morrical	45,000	35,000	78%

Target Values for bonuses are set by the Compensation Committee and communicated to the officers at the time that the prior year Actual Payments are communicated. Bonus payments were determined by the Compensation Committee's perception of the efforts expended and achievements of the officers during the fiscal year. The Compensation Committee took into account the recommendations of Mr. Herbert with respect to Mr. Bohannon's bonus, and took into account the recommendations of Mr. Herbert and Mr. Bohannon with respect to Mr. Bradley's, Mr. Current's and Ms. Morrical's bonuses. Bonuses are not based on any formula, but are solely within the discretion of the Compensation Committee. The Committee's appraisal of the Company's overall performance was based on the fact that revenues increased 18% to $141 million which was in excess of the planned revenue as a part of the Company's five-year plan. Operating income for the year was 31% higher than the previous year. Net cash from operating activities was $28 million—up 155% compared to the previous year. Shareholder equity increased 19% as compared to a year earlier. During the year, the management team was responsible for acquisitions adding strategically to the company's growth plans. Additionally, the company continued in the Standard and Poor's 600 Index and was named by Fortune Magazine to the list of the 100 fastest growing small public companies in America and by Forbes Magazine as one of the 200 best small public companies in America for the eighth time in ten years. Give the above facts, the Compensation Committee judged that Mr. Herbert, Mr. Bohannon and Mr. Current had been responsible for a significant increase in shareholder value and therefore awarded the full bonus amounts. In addition to the above factors Mr. Bradley and Ms. Morrical's bonuses are affected by the sales, operating income and other operating matrices of the division for which they have primary responsibility.

Substantially all employees' bonus arrangements, including all those of the Named Executive Officers, include a provision that the bonuses otherwise payable may be decreased in the event that specific earnings per share targets are not met. Actual performance of $.76 exceeded the earnings per share target.

Long-Term Incentive Compensation

Long-term Incentive Compensation: The objectives of the long-term incentive portion of the compensation package are to:

- Align the personal and financial interests of management and other employees with shareholder interests;
- Balance short-term decision-making with a focus on improving shareholder value over the long term;
- Provide a means to attract, reward and retain a skilled management team; and
- Provide the opportunity to build a further ownership position in Neogen Corporation stock.

The long-term incentive mechanism at Neogen Corporation has been and continues to be stock option awards, the ultimate value of which is dependent on increases in the Company's stock price. Stock options are granted to provide employees with a personal financial interest in the Company's long-term success, encourage retention and enable Neogen Corporation to compete for the services of new employees in a competitive market. Neogen Corporation continues to believe that stock options are the most appropriate means to accomplish long-term incentive objectives.

The stock option program is designed to deliver competitive long-term awards while incurring a minimal level of expense and shareholder dilution relative to other long-term incentive programs. Neogen Corporation's compound growth rate in stock price has been in excess of 30% for the past five years. It is the Company's view that stock options represent the optimal use of corporate resources and the best way to achieve the objectives of the long-term compensation element.

Neogen Corporation maintains one equity-based long-term incentive plan that has been previously approved by shareholders—the Neogen Corporation 2007 Stock Option Plan, as amended.

In general, options granted by Neogen Corporation are incentive options with five-year lives that vest 20% per year following the year of grant. Certain incentive options are converted to non-qualified options when IRS limitations for incentive options are exceeded. Prior to 2006, these re-characterized options carried three year vesting provisions and ten-year terms. For 2006 and subsequent, the nonqualified options retain the same vesting and life provisions as qualified options. Nonqualified stock options, with up to ten-year terms and vesting 33% per year for the three years following the year of grant, are granted to Directors. In all cases, grant prices are equal to the closing price on the day of the grant. Neogen Corporation does not reprice options and does not "reload"—which means the recipient is only able to exercise the number of shares in the original stock option grant. Neogen Corporation's practice has been to make an annual award to the majority of recipients as well as rare hire-on awards to select new hires.

Annual stock option grants are made at the discretion of the Stock Option Committee, with the exception of non-employee director awards that are granted under the terms of the Stock Option Plan. Management makes recommendations to the Stock Option Committee as to the stock option award levels and terms. The determination with respect to the number of options to be granted to any particular participant is ultimately subjective in nature. While no specific performance measures are applied, factors considered in determining the number of options to be awarded to an individual include his or her level of responsibility and position within the Company, demonstrated performance over time, value to Neogen Corporation's future success, historic grants, retention concerns and, in the aggregate, share availability under the plan and overall Company expense and shareholder dilution from awards. Management provides the Stock Option Committee information on grants made in the past three years and the accumulated value of all stock option awards outstanding to each NEO.

The table below shows the size of the 2010 stock option grants to each of the NEOs.

Name	Number of Options	Compensation Cost Recognized for 2010 Grants (1) (2)
James L. Herbert	75,000	$474,920
Lon M. Bohannon	42,000	265,955
Edward L. Bradley	24,000	151,975
Richard R. Current	7,500	47,492
Terri A. Morrical	22,500	142,476

(1) Represents the aggregate grant date fair value of each stock option granted in 2010, calculated in accordance with the provisions of the Compensation—Stock compensation Topic of the FASB Codification, and does not allocate the expense to each vesting period.

(2) The stock option Codification Topic 718 values throughout this Proxy Statement have been calculated using the Black-Scholes option pricing model and the assumptions in the following table:

Black-Scholes Model Assumptions (a)	2010	2009	2008	2007	2006
Risk-free interest rate	2%	2.3%	4.6%	4.7%	4.9%
Expected dividend yield	0%	0%	0%	0%	0%
Expected stock price volatility	37.8%	32.8%	34.2%	46.6%	44.5%
Expected option life	4 Years	4 Years	4 Years	4 Years	4 Years

(a) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected stock price volatility is based on historical volatility of the Company's stock. The expected option life, representing the period of time that options are expected to be outstanding, is based on historical option exercise and employee termination data.

Retirement Plans: A defined contribution plan, the Neogen Corporation 401(k) Retirement Savings Plan ("401(k) Plan") is available to all eligible U.S. employees including all NEOs. Under the 401(k) Plan, Neogen Corporation matches dollar per dollar of the first 3%, and fifty cents per dollar of the next 2% of pay contributed by the employee up to the Internal Revenue Code limits. Matching contributions to the 401(k) Plan are vested immediately upon payment.

Health and Welfare Benefits Plans: Benefits such as medical, life insurance and disability coverage are provided to each NEO under benefits plans that are provided to all eligible U.S.-based employees. The benefits plans are part of the overall total compensation offering to be competitive and provide health care coverage for employees and their families. The NEOs have no additional Company-paid health benefits. Similar to all other employees, NEOs have the ability to purchase supplemental life, dependent life, long-term care insurance, dental and accidental death and dismemberment coverage through the Company. The value of these benefits is not included in the Summary Compensation Table since they are purchased by each NEO and are made available to all U.S. employees. No form of post-retirement health care benefits is provided to any employee.

Perquisites: The values of perquisites and other personal benefits for 2010 are included in the "All Other Compensation" column of the Summary Compensation Table. In general the value of perquisites granted to NEOs is considered to be de minimis.

2002 Employee Stock Purchase Plan: Employees in the U.S. are permitted to voluntarily purchase Neogen Corporation stock at a 5% discount through after-tax payroll deductions under the Employee Stock Purchase Plan ("ESPP") as a way to facilitate employees becoming shareholders of Neogen Corporation. The ESPP purchases stock bi-annually for participants through a third party plan administrator. None of the NEOs is currently eligible to purchase shares through the plan.

Executive and Non-Employee Director Stock Ownership Policy

Neogen Corporation has a stock ownership policy in place for all corporate officers, including the NEOs and Directors. This reflects the Company's conviction that all senior executives should have meaningful actual share ownership positions in the Company in order to reinforce the alignment of management and shareholder interests. The ownership policy was adopted by the Board of Directors at its meeting in July 2007. It is expected that the Compensation Committee will periodically review the policy requirements to ensure they continue to be reasonable and competitive.

The ownership requirements are:

Position	Market Value of Stock Owned	Expected Time Period to Comply
Non-Employee Directors	2 times annual cash fees paid	5 years
Chief Executive Officer	2 times annual salary, including bonus	3 years
Corporate Officers	2 times annual salary, including bonus	5 years

Stock owned includes shares owned outright, including 401(k) Plan shares, but does not include stock options. As of May 31, 2010, all non-employee directors, the chief executive officer and all corporate officers were at or above the applicable stock ownership requirement or within the expected time period to comply.

Employment Agreements and Severance Policy

Neogen Corporation does not provide employment or severance agreements. The Company maintains a discretionary severance practice for all eligible employees, which could potentially include the NEOs. The discretionary practice provides for payments as determined by the Company as circumstances warrant.

Chief Executive Officer Compensation

Compensation Information: For purposes of its review of Mr. Herbert's pay in fiscal 2010, the Compensation Committee considered the following criteria:

- The success of the Company in the past year;
- The success of the Company over an extended period; and
- The importance of Mr. Herbert to the continued success of the Company.

Base Salary: Mr. Herbert's salary increased to $322,000 in the 2010 year. Base salary determinations include consideration of the level of business performance in 2009, historical base salary increases and time in the position and take into consideration all forms of compensation earned, including long-term incentive compensation earned.

Annual Bonus: Mr. Herbert achieved 100% of his 2010 bonus objectives resulting in a $155,000 payout based on accomplishments during the year. Mr. Herbert's bonus payout was $150,000 in 2009.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis and, on the basis of such review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by:

Clayton K. Yeutter Ph.D.
Jack C. Parnell
A. Charles Fischer
Members of the Compensation Committee

EXECUTIVE COMPENSATION

The table sets forth information regarding all elements of the compensation paid to Neogen Corporation's principal executive officers, principal financial officer and two other most highly compensated executive officers (the "NEOs") for fiscal year 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
James L. Herbert, ...	2010	$322,000	$155,000	$474,920	$ —	$8,627	$960,547
Chairman & Chief	2009	310,000	150,000	369,450	—	9,586	839,036
Executive Officer	2008	290,000	150,000	441,825	—	8,575	890,400
Lon M. Bohannon, ...	2010	224,000	90,000	265,955	—	8,400	588,355
President & Chief	2009	215,000	80,000	213,460	—	8,450	516,910
Operating Officer	2008	205,000	75,000	246,600	—	8,050	534,650
Edward L. Bradley, ...	2010	148,600	48,000	151,975	—	5,864	354,439
Vice President Food	2009	142,000	—	123,150	40,000	5,757	310,907
Safety Operations	2008	135,000	—	143,850	35,000	5,474	319,324
Richard R. Current, ...	2010	162,000	35,000	47,492	—	7,736	252,228
Vice President & Chief	2009	156,000	33,000	123,150	—	7,655	319,805
Financial Officer	2008	150,000	30,000	143,850	—	6,075	329,925
Terri A. Morrical, ...	2010	147,500	35,000	142,476	—	5,660	330,636
Vice President Animal	2009	141,500	—	119,045	28,000	6,241	294,786
Safety Operations	2008	135,500	—	143,850	24,000	5,897	309,247

(1) SEC rules require separation of the discretionary and formulaic aspects of annual bonus payments into the two separate columns—Bonus and Non-Equity Incentive Plan Compensation.

(2) Amounts represent compensation cost recognized related to stock option awards. For information on valuation assumptions, see "Compensation Discussion and Analysis—Compensation Elements—Long-term Incentive Compensation".

(3) In fiscal 2010 all NEOs bonuses were discretionary, and are listed under bonus.

(4) Includes 401(k) Plan and Employee Stock Purchase Plan matching contributions on account of the 2009 fiscal year. See "Compensation Discussions and Analysis—Compensations Elements" for additional information on these amounts.

The following table sets forth the 2010 compensation cost recognized for 2010 awards or the portion of awards vested in 2010 from prior grants as shown in the "Option Awards" column:

Option Awards

Name	2010 Awards	2009 Awards	2008 Awards	2007 Awards	2006 Awards	Total
James L. Herbert	$94,984	$73,890	$88,365	$ 8,530	$ 1,274	$267,043
Lon M. Bohannon	53,191	42,692	49,320	40,944	30,576	216,723
Edward L. Bradley	30,395	24,630	28,770	22,178	15,288	121,261
Richard R. Current	9,498	24,630	28,770	22,178	16,562	101,638
Terri A. Morrical	28,495	23,809	28,770	23,884	16,562	121,520

The following table indicates the "mix" of total direct compensation for the NEOs in 2010 based on salary, total bonus payment and the Codification Topic 718 compensation expense of 2010 option awards:

Name	Salary	Annual Bonus	Stock Option Grant-Date Value using Black-Scholes (1)
James L. Herbert	$322,000	$155,000	$474,920
Lon M. Bohannon	224,000	90,000	265,955
Edward L. Bradley	148,600	48,000	151,975
Richard R. Current	162,000	35,000	47,492
Terri A. Morrical	141,500	35,000	142,476

(1) Calculations use grant-date fair value based on Codification Topic 718 for 2010 stock options grants. For purposes of this table, the calculations do not attribute the compensation cost to the requisite vesting period.

Grants of Plan-Based Awards

This table sets forth additional information regarding the range of option awards granted to the NEOs in year ended May 31, 2010 that are disclosed in the Summary Compensation Table.

Name	Grant Date (1)	Number of Securities Underlying Options	Exercise of Base Price of Options Awards (2)	Closing Market price on Date of Grant	Grant-date Fair Value of Options Awards (3)
James L. Herbert	8/24/2009	75,000	$19.55	$19.55	$474,920
Lon M. Bohannon	8/24/2009	42,000	19.55	19.55	265,955
Edward L. Bradley	8/24/2009	24,000	19.55	19.55	151,975
Richard R. Current	8/24/2009	7,500	19.55	19.55	47,492
Terri A. Morrical	8/24/2009	22,500	19.55	19.55	142,476

(1) Grant Date pertains to the 2010 stock options awards.

(2) In accordance with the terms of the 2007 Plan, these options were granted at 100% of the closing market price on the day of the grant. Options have a five-year term and generally become exercisable as to 20% of the shares on each of the five anniversary dates of the grant.

(3) Represents grant-date value based on Codification Topic 718 for August 24, 2009 option grants. For information on valuation assumptions, see "Compensation Discussion and Analysis—Compensation Elements—Long-term, Incentive Compensation".

Outstanding Equity Awards at Fiscal Year-End

This table sets forth information as to unexercised options that were held by the NEOs at May 31, 2010.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (1)	Option Exercise Price	Option Expiration Date
James L. Herbert				
	180	180	$ 8.18	10/31/2010
	2,250	4,500	9.02	11/3/2011
	38,701	58,051	13.55	8/9/2012
	—	5,499	18.19	8/15/2013
	13,500	54,000	18.19	8/15/2013
	32,301	—	6.75	10/10/2013
	9,000	—	9.09	12/21/2014
	1,350	—	8.18	10/31/2015
	97,282	191,732		
Lon M. Bohannon				
	7,217	2,404	$ 8.18	10/31/2010
	17,351	21,598	9.02	11/3/2011
	21,600	32,401	13.55	8/9/2012
	7,800	31,201	18.19	8/15/2013
	—	42,001	19.55	8/24/2014
	53,968	129,605		
Edward L. Bradley				
	—	2,160	$ 8.18	10/31/2010
	1,823	11,700	9.02	11/3/2011
	12,602	18,898	13.55	8/9/2012
	4,501	17,999	18.19	8/15/2013
	28,529	—	6.75	10/10/2013
	—	24,001	19.55	8/24/2014
	18,125	—	9.09	12/21/2014
	16,200	—	8.18	10/31/2015
	81,780	74,758		
Richard R. Current				
	4,628	2,316	$ 8.18	10/31/2010
	12,195	11,699	9.02	11/3/2011
	12,600	18,902	13.55	8/9/2012
	4,501	17,999	18.19	8/15/2013
	—	7,500	19.55	8/24/2014
	5,894	—	8.18	8/24/2014
	39,818	58,416		
Terri A. Morrical				
	2,340	2,340	$ 8.18	10/31/2010
	6,300	12,600	9.02	11/3/2011
	12,601	18,899	13.55	8/9/2012
	4,451	17,400	18.19	8/15/2013
	—	22,501	19.55	8/24/2014
	25,592	73,740		

(1) Vesting schedules for Incentive Stock Options are 20% of the shares on each of the first five anniversary dates of the grant. Non-Qualified options that result from Incentive Stock Option grants in excess of allowable amounts had various vesting schedules prior to 2006.

Option Exercises and Stock Vested

This table sets forth information with respect to option exercises by the NEOs during 2010.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)
James L. Herbert	77,670	$1,065,772
Lon M. Bohannon	53,924	648,855
Edward L. Bradley	18,950	305,959
Richard R. Current	3,564	51,263
Terri A. Morrical	25,773	285,331

(1) Represents the difference between the exercise price and the closing price of the Common Stock as reported as the NASDAQ-GS closing price on the exercise date.

Pension Benefits

Neogen Corporation sponsors no defined benefits plans, therefore, none of the NEOs participate in a defined benefit plan sponsored by Neogen Corporation.

COMPENSATION OF DIRECTORS

Director Compensation

This table sets forth information regarding compensation paid during 2010 to directors who were not employees.

Name	Fees Earned Or Paid In Cash	Option Awards (1)	All Other Compensation	Total
Robert M. Book	$7,500	$19,662		$27,162
Richard T. Crowder Ph.D.	4,500	49,154	—	53,654
A. Charles Fischer	7,000	19,662		26,662
G. Bruce Papesh	7,000	19,662		26,662
Jack C. Parnell	7,000	19,662	9,000(2)	35,662
Thomas H. Reed	8,000	19,662		27,662
Clayton K. Yeutter Ph.D.	7,000	19,662		26,662

(1) Amounts represent 2010 compensation cost recognized related to stock option awards during 2010 and prior years. For information on valuation assumptions, see "Compensation Discussion and Analysis—Compensation Elements—Long-term Incentive Compensation."

(2) Amount represents a retainer paid to the law firm of Kahn, Soares and Conway for consulting services. Mr. Parnell is a member of this firm. The Company has not used services of Kahn, Soares and Conway in excess of the levels allowed for in the retainer since prior to fiscal 2002 and does not expect to exceed those levels in the future.

The following table sets for the 2010 compensation cost recognized for 2010 awards and the portion of awards vested in 2010 from prior grants as shown in the "Option Awards" column.

Option Awards

Name	2010 Awards	2009 Awards	2008 Awards	Total
Robert M. Book	$ 6,554	$4,833	$ 5,553	$16,940
Richard T. Crowder Ph.D.	16,385	—	—	16,385
A. Charles Fischer	6,554	4,833	5,553	16,940
G. Bruce Papesh	6,554	4,833	5,553	16,940
Jack C. Parnell	6,554	4,833	5,553	16,940
Thomas H. Reed	6,554	4,833	5,553	16,940
Clayton K. Yeutter Ph.D.	6,554	4,833	13,883	25,270

The grant-date fair value of the stock option awards granted in 2010, the compensation cost recognized for 2010 grants, and outstanding option awards at May 31, 2010 were:

Name	Grant-Date Fair Value based Codification Topic 718 for 2010 Grants	Compensation Cost Recognized for 2010 Grants	Option Awards Outstanding at May 31, 2010
Robert M. Book	$19,662	$ 6,554	22,500
Richard T. Crowder Ph.D.	49,154	16,385	7,500
A. Charles Fischer	19,662	6,554	20,250
G. Bruce Papesh	19,662	6,554	38,250
Jack C. Parnell	19,662	6,554	24,752
Thomas H. Reed	19,662	6,554	24,375
Clayton K. Yeutter Ph.D.	19,662	6,554	13,500

Until August 1, 2007, the Company did not pay director's fees to any director for attendance at meetings of the Board or standing committees. Effective August 1, 2007 directors are paid $1,000 for each Board meeting attended and $500 for each committee meeting attended. All non-employee directors are granted non-qualified options to purchase 5,000 shares of Common Stock when first elected to the Board of Directors and non-qualified options to purchase 2,000 shares of Common Stock upon subsequent election to, or commencement of annual service on, the Board of Directors. The options expire 10 years after the date of grant and vest over three years in equal annual installments commencing with the first anniversary of the date of grant. All directors are eligible to receive reimbursement for all ordinary travel expenses related to attendance at Board or committee meetings.

AUDIT COMMITTEE REPORT

The undersigned constitute the Audit Committee of the Board of Directors of Neogen Corporation. The committee serves in an oversight capacity and is not intended to be part of the Company's operational or managerial decision-making process. Management is responsible for the preparation, integrity and fair presentation of information in the Consolidated Financial Statements, the financial reporting process and internal control over financial reporting. Neogen's independent registered public accounting firm is responsible for performing independent audits of the Consolidated Financial Statements and an audit of management's assessment of internal control over financial reporting. The Committee monitors and oversees these processes. The Committee also approves the selection and appointment of Neogen's independent registered public accounting firm and recommends the ratification of such selection and appointment to the shareholders.

In this context, the Committee met and held discussions with management and Ernst & Young LLP throughout the year and reported the results of our activities to the Board of Directors. Specifically the following were completed:

- Reviewed and discussed the audited financial statements for the fiscal year ended May 31, 2010 with Neogen's management;
- Discussed with Ernst & Young LLP the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards), as amended; and
- Received written disclosure regarding independence from Ernst & Young LLP as required by applicable requirements of the PCAOB for independent auditor communications with audit committees concerning their independence and discussed with Ernst & Young LLP its independence.

Based on the above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's fiscal year 2010 annual report on Form 10-K and the Company's annual report to shareholders.

Submitted by:

Thomas H. Reed
G. Bruce Papesh
Robert M. Book

Members of the Audit Committee

ADDITIONAL INFORMATION

Shareholder Proposals for the 2011 Annual Meeting

Shareholders proposals intended to be presented at the annual meeting of shareholders in the year 2011 and that a shareholder would like to have included in the Proxy Statement and form of proxy relating to that meeting must be received by Neogen Corporation for consideration not later than May 10, 2011 to be considered for inclusion in the proxy statement and form of proxy related to that meeting. Such proposals of shareholders should be made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934. All other proposals of shareholders that are intended to be presented at the annual meeting in the year 2011 must be received by Neogen Corporation not later than May 10, 2011 or they will be considered untimely.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires beneficial owners of more than 10% of Neogen Corporation Common Stock, among others, to file reports with respect to changes in their ownership of Common Stock. During fiscal 2009, to the Company's knowledge, none of the directors, executive officers and 10% shareholders of Neogen Corporation failed to comply with the requirements of Section 16(a), except Richard Crowder (one form) and James Herbert (one form), each of which was filed late because of administrative error.

Other Actions

At this time, no other matter other than those referred to above is known to be brought before the meeting. If any additional matter should properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote said proxy in accordance with their judgment on such matter.

Notice of Internet Availability of Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on October 7, 2010. See http//www.neogen.com/Corporate/invest.html for a copy of the 2010 proxy statement and annual report.

Expenses of Solicitation

The cost of solicitation of proxies for the Annual Meeting is being paid by the Company. In addition to solicitation by mail, proxies may be solicited by officers, directors and regular employees of the Company personally, by telephone or other means of communication. The Company will, upon request, reimburse brokers and other nominees for their reasonable expenses in forwarding the proxy material to the beneficial owners of the stock held in street name by such persons.

By Order of the Board of Directors



Richard R. Current
Secretary

September 1, 2010

NEOGEN CORPORATION OFFICERS AND DIRECTORS

Officers

James L. Herbert
Chairman of the Board
Chief Executive Officer

Lon M. Bohannon
President
Chief Operating Officer

Richard R. Current
Vice President
Chief Financial Officer and Secretary

Edward L. Bradley
Vice President, Food Safety

Kenneth V. Kodilla
Vice President, Manufacturing

Joseph M. Madden, Ph.D.
Vice President, Scientific Affairs

Anthony E. Maltese
Vice President, Corporate Development

Terri A. Morrical
Vice President, Animal Safety

Mark A. Mozola, Ph.D.
Vice President, Research and Development

Directors

James L. Herbert
Neogen Corporation
Chairman of the Board
Chief Executive Officer

Lon M. Bohannon
Neogen Corporation
President
Chief Operating Officer

Robert M. Book
Agrivista, Inc.
President
Elanco Products Company
Former Vice President

Richard Crowder, Ph.D.
Virginia Tech University
Adjunct Professor of Agricultural Economics
U.S. Department of Agriculture
Former U.S. Chief Agricultural Trade Negotiator

A. Charles Fischer
Dow AgroSciences
Former President and CEO

G. Bruce Papesh
Dart, Papesh & Co.
President

Jack C. Parnell
Kahn, Soares & Conway
U.S. Department of Agriculture
Former Deputy Secretary

Thomas H. Reed
JBS Packerland
Special Assistant to the President

Clayton K. Yeutter, Ph.D.
Hogan & Hartson, LLP
Senior Advisor, International Trade
U.S. Department of Agriculture
Former Secretary

Legal Council

Lowe Law Firm, P.C.
2375 Woodlake Drive
Suite 380
Okemos, MI 48864

Fraser Trebilcock Davis & Dunlap, P.C.
1000 Michigan National Tower
Lansing, MI 48933

Independent Registered Public Accounting Firm

Ernst & Young, LLP
171 Monroe Avenue NW
Suite 1000
Grand Rapids, MI 49503

Form 10-K and the Company's Code of Ethics

Copies of Form 10-K and the Company's Code of Ethics will be provided upon request without charge to persons directing their request to:

Neogen Corporation
Attention: Investor Relations
620 Lesher Place
Lansing, MI 48912

Stock Transfer Agent and Registrar

American Stock Transfer and Trust Co.
6201 15th Avenue
Brooklyn, NY 11219

Annual Meeting

October 7, 2010
10:00 a.m.
University Club
Michigan State University
3435 Forest Road
Lansing, MI 48909

NC009-0810


NEOGEN
CORPORATION

620 Lesher Place, Lansing, MI 48912 USA
800/234-5333 · 517/372-9200 · Fax 517/372-0108
neogen-info@neogen.com · www.neogen.com
NASDAQ: NEOG